PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Aurox Holdings Inc.
Form	C Corporation
Jurisdiction of Incorporation/Organization:	Nevada
Date of Organization	November 30, 2021
Physical address of issuer:	4514 Cole Avenue, Suite 600, Dallas, TX 75205
Website of issuer	https://getaurox.com
Is there a co-issuer?	Yes__ No X
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	tZERO Markets, LLC
CIK number of intermediary:	0001779408
SEC file number of intermediary:	8-70355
CRD number, if applicable, of intermediary:	304537
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	1% of all sums raised in this offering plus a $40,000 consulting fee and a $10,000 diligence fee
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	N/A
Type of security offered:	Common Stock, $0.01 par value per share
Target number of securities to be offered:	169,000
Price (or method for determining price):	$6.00 price per share
Target Offering Amount	$250,000
Oversubscriptions accepted:	Yes, up to $5,000,000 or 833,333 shares of Common Stock
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the company
Maximum offering amount (if different from target offering amount):	$5 million

Deadline to reach the target offering amount:	March 15, 2023, but may extended at the sole discretion of the Company
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	12 full time employees, 11 part time employees

	As of the most recent fiscal year end, dated March 31, 2022	**As of the prior fiscal year-end**
Total Assets:	4,661,345	0
Cash & Cash Equivalents:	3,897,291	0
Accounts Receivable:	0	0
Short-term Debt:	309,768	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	(473,423)	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	**Code**			**Jurisdiction**	**Code**			**Jurisdiction**	**Code**
X	**Alabama**	**AL**		X	**Montana**	**MT**		X	**District of Columbia**	**DC**
X	**Alaska**	**AK**		X	**Nebraska**	**NE**		X	**Puerto Rico**	**PR**
X	**Arizona**	**AZ**		X	**Nevada**	**NV**				
X	**Arkansas**	**AR**		X	**New Hampshire**	**NH**			**Alberta**	**A0**
X	**California**	**CA**		X	**New Jersey**	**NJ**			**British Columbia**	**A1**
X	**Colorado**	**CO**		X	**New Mexico**	**NM**			**Manitoba**	**A2**
X	**Connecticut**	**CT**		X	**New York**	**NY**			**New Brunswick**	**A3**
X	**Delaware**	**DE**		X	**North Carolina**	**NC**			**Newfoundland**	**A4**
X	**Florida**	**FL**		X	**North Dakota**	**ND**			**Nova Scotia**	**A5**
X	**Georgia**	**GA**		X	**Ohio**	**OH**			**Ontario**	**A6**
X	**Hawaii**	**HI**		X	**Oklahoma**	**OK**			**Prince Edward Island**	**A7**
X	**Idaho**	**ID**		X	**Oregon**	**OR**			**Quebec**	**A8**
X	**Illinois**	**IL**		X	**Pennsylvania**	**PA**			**Saskatchewan**	**A9**
X	**Indiana**	**IN**		X	**Rhode Island**	**RI**			**Yukon**	**B0**

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Iowa	IA		X	South Carolina	SC			Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

	None
X	Same as the jurisdictions in which the issuer intends to offer the securities.

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

OFFERING MEMORANDUM DATED February 16, 2023
Amendment No. 1



Aurox Holdings Inc.
4514 Cole Avenue, Suite 600
Dallas, TX 75205
https://getaurox.com

Up to $5,000,000 of Common Stock at $6.00 price per share

Minimum Investment Amount: $250.00

Aurox Holdings Inc. ("Aurox", "the company", "the Corporation", "we" or "us") is offering up to $5,000,000 worth of Common Stock, $0.01 par value per share. The minimum target amount under this Regulation CF offering is $250,000 (the "Target Amount"). The company must reach its Target Amount of $250,000 by March 15, 2023, provided that the Company may extend the this date at its sole discretion (the "Termination Date"). Unless the company raises at least the Target Amount of $250,000 under the Regulation CF offering by the Termination Date, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SPECIAL NOTICE TO FOREIGN INVESTORS. IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES AND IS NOT A U.S. PERSON (AS DEFINED BY SECTION 7701(A)(30) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED), IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements

reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

* * *

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Our Founders formed Aurox LLC in 2018 to develop the company's technology and on November 30, 2021, we incorporated Aurox Holdings Inc., a C Corporation incorporated under the laws of Nevada to continue to advance our all-in-one cryptocurrency terminal.

Our executive offices are located at 4514 Cole Avenue, Suite 600, Dallas, TX 75205, and our telephone number is (888) 385-3401. Our website address is https://getaurox.com/.

We have not incorporated by reference into this offering memorandum the information included on or linked from our website, and you should not consider it to be part of this Form C filing.

Overview

Aurox was originally created by traders for traders to make investing in crypto simple. Today, our mission is to make crypto simple and accessible to everyone.

Since 2018, the Aurox brand's goal has been to make crypto easy for professional and beginner traders through an integrated all-in-one solution: the Aurox Terminal, which aggregates data, provides Proprietary Indicators and simplifies decentralized finance (DeFi). We set out to create a more unique and immersive interface for not just experienced traders, but for beginners as well.

Our ecosystem of products, including the Aurox Terminal and the Aurox Wallet are seeking to accelerate decentralized finance (DeFi) adoption by integrating low-cost, fast-executing trading and offering a stable, scalable, tested and unique infrastructure. The Aurox Wallet browser extension launched on December 1st and the iOS version is expected to be released by the end of January, 2023. An additional aspect of our Ecosystem is the Aurox Token, a utility token designed to enhance the user's experience within the Aurox Ecosystem.

The Aurox Terminal was created to solve the major problems with cryptocurrency investing such as unwieldy multi-exchange environment, fragmented data, and lack of trader-specific tools. The Aurox Terminal offers an all-in-one trading platform that incorporates data from over 50 exchanges, provides in excess of 100,000 Pairs, offers Proprietary Indicators, and customizable workspaces and guides to help traders make smart and informed trades. Since its 2020 launch, the Aurox Terminal has quickly grown from just a few hundred beta users to over 70,000 users today.

The Aurox Terminal accommodates users with existing accounts at centralized hubs such as Coinbase, Binance, and Crypto.com, among others, by allowing them to link those accounts to the Aurox Terminal. Once linked, these users can utilize their accounts for executing trades through the Aurox Terminal. In addition, users can link their existing Web3 wallets to the Aurox Terminal to access thousands of crypto assets available through third party DEXes, such as Uniswap. Aurox's ability to accommodate both centralized and decentralized transactions can facilitate users' transition away from their centralized hubs and toward DeFi transactions.

We have accomplished this by leveraging all the positives of DeFi with our highly scalable and data-rich backend platform that powers the Aurox Terminal. The Aurox Wallet, a non-custodial Web3 browser extension and mobile application wallet with DeFi capabilities, also integrates the same backend platform to create a simple, intuitive and customer centric DeFi experience. Between the Aurox Wallet and the Aurox Terminal, the Aurox Ecosystem creates a simple way for users to control their funds, execute trades across multiple decentralized exchanges and interact with decentralized Protocols. Additionally, the Aurox Token is a utility token that amplifies the capability of the Aurox Protocol and Aurox Wallet by incentivizing trade activity, increasing liquidity, and facilitating community governance.

Aurox Ecosystem

The Aurox Ecosystem seeks to simplify investing, trading and, eventually, lending, and is arranged into three main segments: Aurox Frontend, Aurox Backend and Aurox Protocol.

Aurox Frontend

The Aurox Frontend is composed of two separate products: the Aurox Terminal, and the Aurox Wallet. All of our products are non-custodial, meaning that we do not store or hold any cryptocurrency on behalf of the user.

- <u>The Aurox Terminal</u> – an all-in-one cryptocurrency terminal licensed from Aurox, LLC, a company owned and controlled by the Founders. The platform integrates 50+ exchanges, over 100,000 Pairs, and our advanced Proprietary Indicators to help crypto traders make better investment decisions. The Aurox Trading Platform allows users to link their existing exchange account(s), or wallet(s), and execute orders directly from the Platform.

- <u>The Aurox Wallet</u> – a non-custodial Web3 browser extension and mobile application wallet with DeFi capabilities. Both the extension and the mobile application are designed to make DeFi simple, but the mobile application is designed for a broad audience whereas the extension is for the DeFi enthusiast demographic. The user can install the wallet extension on any major browser or install the mobile version on iOS and Android. It allows users to (i) hold funds in a decentralized wallet; (ii) invest and trade on decentralized exchanges; and, as we develop the respective functionalities, (iii) interact with a multitude of DeFi protocols, such as liquidity mining, lending, staking, etc.

Aurox Backend

The Aurox Terminal and Aurox Wallet are underpinned by our backend technology which connects our users to both centralized services and the Blockchain. The Aurox backend gathers massive amounts of data and delivers it at fast speeds to the end user. Our backend is currently being utilized by tens of thousands of users. Our powerful, elegant and scalable backend will power our entire suite of tools: the Terminal, and the Aurox Wallet.

Aurox Protocol

The Aurox Protocol is the heart of the Aurox Ecosystem. Our Protocol is a complex set of contracts that powers a simplified, streamlined end-user experience. Our vision is that Aurox will be the system where every single asset can be invested in and traded with a single click of a button. To support this, our Protocol will, ultimately, aggregate all tokens across every single chain and allow a user to purchase in any token using any other token on the market.

Aurox Opportunity

The rapid growth and adoption of decentralized finance (DeFi) around the world provides a critical tailwind supporting Aurox's growth. According to Grandview Research, the global decentralized finance market size was valued at USD 11.78 billion in 2021 and is expected to expand at a compound annual growth rate of 42.5% from 2022 to 2030.[1]

The Blockchain technology segment dominated the global industry in 2021 and accounted for the largest share of more than 41.35% of the overall decentralized revenue.[2] Blockchain technology can enable the emergence of decentralized financial services, replacing the existing centralized business model foundations by lowering transaction costs, fostering distributed trust, and empowering associated decentralized platforms.

Over the last five years, the DeFi sector experienced tremendous growth, and has now reached a critical user mass allowing for rapid adoption through the adoption curve.[3]

---

[1] https://www.grandviewresearch.com/industry-analysis/decentralized-finance-market-report

[2] https://www.grandviewresearch.com/industry-analysis/decentralized-finance-market-report

[3] https://dune.com/k06a/DeFi-Project-Users; https://dune.com/rchen8/defi-users-over-time

The broader cryptocurrency market has experienced incredible growth in both assets and market value. Based on Statista data, the number of crypto assets has grown from a mere handful in 2013 to nearly 10,400 by early 2020.[4]

The aggregate market capitalization of all crypto assets has also experienced expansive growth, as well as volatility: from just under $200 billion in January 2020 to approximately $2.9 trillion by November 2021, before falling to less than $1.0 trillion in June 2022.[5]

Along with this increase in crypto assets, the number of centralized and decentralized platforms available to consumers, investors, and businesses has proliferated.[6] These platforms seek to offer the ability to engage in an ever-changing variety of financial and non-financial activities.

While features of crypto-asset projects and technologies vary significantly, the use of Blockchain technology has reduced the need for intermediaries, including the possibility to facilitate secure transfers of value between parties without the use of a mutually trusted third party. The Blockchain may produce future benefits associated with faster settlement of financial transactions; new financial products; and direct access to asset networks by individual consumers, investors, and businesses.

We believe our customer base will grow alongside the ecosystem we serve as we continue to support more asset classes and add more features to our platform. Relative to adoption levels for the broader crypto space, the market for DeFi appears highly underpenetrated with about 6.7 million total users as of early 2023.[7]

In comparison, Coinbase – a single centralized exchange, and not even the largest – had 98M total users and 8.8M monthly active users in 2021, suggesting there's a long way for DeFi to grow.[8]

At the same time, DeFi asset deployment – though fast-growing – is a mere fraction of the broader crypto space, with about 45.5 billion in total value locked as of January 2023, down for a peak around 150 billion.[9]

Our objective is to bring crypto-based financial services to anyone with a smartphone or a computer, a population of approximately 6 billion people today.[10]

Revenue Model

In the near term, Aurox expects to generate revenue through the following channels:

- <u>DeFi (decentralized finance) order routing and smart contract interaction</u>: The main revenue source for the company will be through order routing via their decentralized smart contracts, the Aurox Protocol. All flagship products (Aurox Terminal and Aurox Wallet) will utilize a set of smart contracts to properly route orders to existing on-chain liquidity. These products will simplify the process while minimizing user costs. Aurox expects to charge a fee of approximately 0.3% for orders facilitated through the platforms.

---

[4]   Statista, Number of cryptocurrencies worldwide from 2013 to February 2022, (Mar. 22, 2022),
https://www.statista.com/statistics/863917/number-crypto-coins-tokens

[5]   CoinMarKetCaP, Global Cryptocurrency Charts: Total Cryptocurrency Market Cap, https://coinmarketcap.com/charts

[6]   https://coinmarketcap.com/rankings/exchanges/dex/https://explodingtopics.com/blog/number-of-cryptocurrencies

[7]   https://dune.com/queries/2972/5739

[8]   https://www.businessofapps.com/data/coinbase-statistics/

[9]   https://defillama.com/

[10] https://www.statista.com/statistics/330695/number-of-smartphone-users-worldwide;
https://www.pewresearch.org/global/2019/02/05/smartphone-ownership-is-growing-rapidly-around-the-world-but-not-always-equally/

- Subscription services: The Aurox Terminal will include several subscription-based products such as educational courses, auto trading bots, Proprietary Indicators and other software services where users will be charged on a monthly basis. Additionally, the company will be initiating a subscription service tailored for businesses and crypto funds wherein the company sells chart data, analytics, and additional platform data, excluding all user-specific data, for businesses to tap into to monitor the market in real time.

In the future, Aurox expects to expand its portfolio of offerings to include solutions for both lending and margin products, which will generate the following additional channels of revenue:

- Entry fees to educational trading competitions: The Aurox Terminal will have sit-and-go type tournaments where users can enter to compete one another in short and long-term trading competitions. Users will be able to compete against a small group of 5-10 other users where each user starts the competition with fake/paper money. At the end of the allotted time, the users with the most money will be declared winners. The goal of this competition is to educate the average trader by mimicking real life situations, where there is more risk and anxiety during trading.

- Margin Fees: Aurox will also provide value for decentralized margin traders, and charge 10% of the value of the margin fee paid by borrowers, with the rest of the fee accruing to lenders to allow for robust yields to that customer base.

Competitive Strengths

Aurox competes with other cryptocurrency and distributed ledger technology businesses and other potential financial vehicles. Market and financial conditions, and other conditions beyond our control, may make it more attractive for investors to invest in other financial vehicles, or to invest in cryptocurrencies directly which could adversely impact Aurox's business. Aurox's main competitors include: TradingView, MetaMask, and 1inch.

Aurox distinguishes itself by offering users the following:

- *Simple user experience:* The Aurox Terminal is an all-in-one crypto-trading platform that makes it simple for first-time and advanced users to trade cryptocurrencies. The Aurox Wallet, accessible through both a browser and mobile, will make it easier for users to trade and hold cryptocurrencies in a non-custodial manner. The Aurox Wallet will also allow users to interact with decentralized applications with a single click of a button.

- *Affordability:* Unlike other competitors in the marketplace, the Aurox Terminal is free to use and does not charge users an additional fee for personalizing workspaces or integrating specific market indicators. The Aurox Wallet will optimize order routing and allow users to make investments with the lowest cost basis.

- *Enhanced security:* The Aurox Wallet will include enhanced security features to protect users and their capital - with the goal of making decentralized investing as simple and straight-forward as centralized investing. Features include, first and foremost, a simple, streamlined user experience that works to limit user errors, transaction simulation to protect from scams in real time, and whitelist of smart contracts, e.g. - code that works to identify, and block known scams.

Growth Strategy

We believe we have a tremendous opportunity to actively drive our business by:

- *Adding more users.* Any person or business with an internet connection or mobile device that is looking to access or interact with the cryptoeconomy can be an active user and customer on our platform. We intend to add more customers by expanding and growing our platform and Ecosystem.

- *Expanding asset depth and breadth.* Any asset or form of value can be represented as a crypto asset and be supported on our platform, subject to meeting our security, legal, and compliance requirements. We plan to expand the depth and breadth of assets offered.

- *Launching innovative products.* Any known, and many yet-to-be-created, financial and non-financial products can be built for the cryptoeconomy. We will continue to innovate by providing customers more opportunities to engage with crypto by developing and launching innovative products and services across our platform.

Company Contemplated Milestones for 2023:

The company expects to continue developing the Aurox Wallet, Aurox Trade and Aurox Terminal, as follows:


Q1
Aurox Wallet:
•iOS version release
•Browser extension full view mode
Aurox Trade:
•Routing contract with gasless swapping
Additional blockchain data support:
•Optimism
•Arbitrum
•Bitcoin
Q2
Aurox Wallet:
•Decentralized private key recovery
•Social Feed
Aurox Trade:
•DEX Aggregator
•Cross-chain swapping
Aurox Terminal
•UI overhaul
Q3
Aurox Wallet
•DeFi protocol integrations
•In-wallet staking
•NFT Trading
Aurox Terminal:
•Institution trading terminal release
Blockchain data feed:
•Business SaaS data feed

Research and Development (Current Development Stage and Future Roadmap)

The company does not perform pure research and development. The company spends expenses on creating technically feasible products. All research and development is part of the entire development process to create final products.

Novel Coronavirus (COVID-19)

The company cautions that current global uncertainty with respect to the spread of COVID-19 and its effect on the broader global economy may have a significant negative effect on the company. While the precise impact of the COVID-19 virus on the company remains unknown, rapid spread of COVID-19 may have a material adverse effect on global economic activity and can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the company.

Going Concern

The Report of our Independent Registered Public Accountant firm issued in connection with our audited consolidated financial statement for the transition period ended March 31, 2022 expresses substantial doubt about our ability to continue as a going concern. The company had an accumulated deficit of $473,423 on March 31, 2022. In order to obtain the necessary capital to sustain operations, management's plans include, among other things, the possibility of

pursuing new equity sales and/or making additional debt borrowings. There can be no assurances, however, that we will be successful in obtaining additional financing, or that such financing will be available on favorable terms, if at all. If we are unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, and we may cease operations.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those in the section entitled "*Risk Factors*" and elsewhere in this offering memorandum. These risks include, but are not limited to, the following:

- We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

- Our operating results have and will significantly fluctuate due to the highly volatile nature of crypto.

- The cryptocurrency industry in which we operate is subject to significant uncertainty and volatility, depending on a number of factors, including regulatory and legislative changes as well as market developments that could adversely impact our business.

- We operate in a highly competitive industry, and we compete against unregulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

- Competition in our industry could intensify, which could adversely affect our revenue, profitability and market share.

- The future development and growth of crypto is subject to a variety of factors that are difficult to predict and evaluate. If crypto does not grow as we expect, our business, operating results, and financial condition could be adversely affected.

- We compete against a growing number of decentralized and noncustodial platforms and our business may be adversely affected if we fail to compete effectively against them.

Our failure to successfully execute our business plan, maintain and expand our operations, and invest in our business could require us to seek additional capital.

- The company may not be able to successfully develop and promote new products or services which could result in adverse financial consequences.

- The company may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The company's business and operation could be negatively affected by any material litigation involving the company or any subsidiaries that the Company may form.

- Litigation is costly and time consuming and could have a material adverse effect on our business, results or operations and reputation.

- We are subject to an extensive and highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

There is no active public trading market for our Common Stock, and we cannot assure you that an active trading market will develop in the near future.

- Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt.

- We are dependent on certain key personnel, the loss of which may adversely affect our financial condition or results of operations.

Any valuation at this stage is difficult to assess and the valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Cyberattacks and security breaches of our platform, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

- The company's compliance and risk management programs may not be effective and may result in outcomes that could materially and adversely affect the company's reputation, financial condition and operating results, among other things.

Operational risks, such as misconduct and errors of employees or entities with which the company does business, are difficult to detect and deter and could cause material reputational and financial harm to the company.

- The company's use of proprietary and non-proprietary software, data and intellectual property may be subject to substantial risk.

- Unauthorized computer infiltration, denial-of-service attacks, phishing efforts, unauthorized access, malicious software codes, computer viruses or other such harmful computer campaigns may negatively impact our business causing significant disruptions to our business operations.

- The company's use of proprietary and non-proprietary software, data and intellectual property may be subject to substantial risk.

- Unauthorized computer infiltration, denial-of-service attacks, phishing efforts, unauthorized access, malicious software codes, computer viruses or other such harmful computer campaigns may negatively impact our business causing significant disruptions to our business operations.

- The emergence of a novel coronavirus on a global scale, known as COVID-19, and related geopolitical events could continue to lead to increased market volatility, disruption to U.S. and world economies and markets has and may continue to have significant adverse effects on the company.

Employees

The company currently has twelve (12) full-time employees and eleven (11) contract employees. The full-time employees are in charge of spearheading development, while the contract employees help increase the time it takes to roll-out products.

The company currently spends approximately $150,000 monthly on its twelve (12) full-time employees and approximately $50,000 on contractors. Since Aurox is on a strict timeline to release working products, the contractors will be slowly phased out to help minimize expenses now that the main products have been released.

Regulation

The regulation of cryptocurrencies and crypto assets continues to evolve in every jurisdiction, and governmental, regulatory and other changes or actions may restrict the use of cryptocurrencies and crypto assets, the operation of distributed ledger technologies that support such cryptocurrencies and platforms that facilitate the trading of such assets and provide certain services in connection with such assets.

Intellectual Property

Aurox Holdings, Inc. does not own any patents or trademarks. The company is currently exploring various filings to protect its intellectual property.

Litigation

From time to time, the company may be involved in various legal proceedings and claims in the ordinary course of business. The company currently is not aware of legal proceedings or claims that it believes it will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Property

The company leases a virtual office from Regus Management that provides Aurox with mail service, telephone answering, and other amenities. All employees for the company work remotely around the U.S. and globally.

Due Diligence

Due diligence by tZERO Markets, LLC, a SEC-registered broker-dealer and member of FINRA and SIPC.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Primary Risks Related to Our Business

We are an early-stage company with a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

The company is a relatively new business, and as such it faces challenges on a number of fronts, including attracting and retaining qualified employees, designing and implementing new business systems, technology systems, marketing, and capital formation. Failure by the company in respect of any of these areas could adversely impact your investment.

At the same time, we have not generated any revenues as of the date hereof and our limited operating history may make it difficult to evaluate our current business and our future prospects. We may encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, market acceptance of our existing and future solutions, managing customer implementations and developing new solutions. Our current operating model may require changes in order for us to achieve profitability and scale our operations efficiently. For example, we may need to enhance our products and product delivery to allow us to efficiently and cost-effectively develop and implement new programs, make our products easy to implement, ensure our marketing strategy is designed to drive highly qualified leads cost-effectively and implement changes in our sales model to improve the predictability of our sales and reduce our sales cycle. If we fail to implement these changes on a timely basis or are unable to implement them due to factors beyond our control, our business may suffer.

You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company.

We have a history of operating losses and negative cash flow, and we will need to raise additional funds to finance operations, diluting your prospective investment.

We have a history of operating losses and negative cash flow. We have incurred recurring net losses, including net losses from operations before income taxes of $473,423 for the period from November 30, 2021 (inception) through March 31, 2022. We used $275,804 of cash for operating activities during the period from November 30, 2021 (inception) through March 31, 2022.

To support our existing and planned business model, we will need to raise additional capital to fund our future operations. Our cash needs will depend on numerous factors, including our revenues, completion of our product development activities, customer and market acceptance of our product, and our ability to reduce and control costs. We expect to devote substantial capital resources to, among other things, fund operations and continue development plans. If we are unable to secure such additional financing, it will have a material adverse effect on our business, and we may have to limit operations. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our stockholders and could result in a decrease in our stock price.

We have funded our operations with proceeds from private offerings of our Common Stock. Our history of operating losses and cash uses, our projections of the level of cash that will be required for our operations to reach profitability, the terms of the private placement transactions that we completed in the past, and any restricted availability of credit, may impair our ability to raise capital on terms that we consider reasonable and at the levels that we will require over the coming months. We cannot provide any assurances that we will be able to secure additional funding from public or private offerings on terms acceptable to us, if at all. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, it would have a material adverse effect on our business.

We are a pre-revenue company, and may have limited access to capital aside from existing resources and future capital raises

For the duration that the company remains pre-revenue, it will have limited access to additional capital aside from existing cash and cash equivalents, as well as subsequent capital raises that the company may pursue. The company does not have a commercial line of credit or similar facility and has no current plans to put one in place in the near term.

There is substantial doubt about our ability to continue as a going concern.

On March 31, 2022, the company had working capital in the amount of $3,589,523, and has incurred losses since inception resulting in an accumulated deficit of $573,423. These conditions raise substantial doubt about the company's ability to continue as a going concern for one year from the issuance of the audited financial statements. Through March 31, 2022, the company has raised gross proceeds in the amount of $4,825,000 from the sale of its Common Stock. In order to meet its corporate and administrative expenses for the coming year, the company will be required to raise funds through additional financing. Although the company has been successful in raising funds, there is no certainty that the company will be successful in the future.

Management cannot provide assurance that we will ultimately achieve sufficient profitable operations or become cash flow positive or raise additional debt and/or equity capital. We believe that our capital resources may be adequate to continue operating and maintaining our business strategy for a period of twelve months following the offering, but we may seek to raise capital through additional debt and/or equity financings and generate sufficient revenues to fund its operations in the future.

We are highly dependent on the continued service of our Founders, whose financial interests may conflict with the interests of investors.

Our founders, Giorgi Khazaradze, Taras Motsnyy and Ziga Naglic (collectively, the "Founders"), have years of significant experience in sectors related to the company's business, including software development, cryptocurrency industries, Blockchain product development, engineering and research. Our success depends upon the continued service of the Founders. Although the Founders have not yet executed employment agreements with the company as of the date hereof, the company and the Founders are currently working to finalize their respective employment agreements., Each of the Founders may terminate his relationship with the company at any time while maintaining their entire ownership stake in the Common Stock and Series X Preferred Stock, which entitles the holder the right to vote to the extent of 10x of the shares of Common Stock owned by them. The loss of any of our Founders might significantly delay or prevent the achievement of our business objectives and could materially harm our business, financial condition and results of operations.

Our operating results will significantly fluctuate due to the highly volatile nature of crypto, which also makes it difficult to accurately predict our future performance.

Our sources of revenue will be dependent on the broader cryptoeconomy. Due to the highly volatile nature of the cryptoeconomy and the prices of crypto assets, our operating results will fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader cryptoeconomy, many of which are unpredictable and in certain instances are outside of our control, including (but not limited to):

- our dependence on crypto asset trading activity, including trading volume and the prevailing trading prices for crypto assets, whose trading prices and volume can be highly volatile;

- our ability to attract, maintain, and grow our customer base and engage our customers;

- changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;

- regulatory changes that impact our ability to offer certain products or services;

- our ability to diversify and grow our subscription and services revenue;

- pricing for our products and services;

- investments we make in the development of products and services as well as technology offered to our ecosystem partners, potential international expansion, and sales and marketing;

- adding and removing of crypto assets on our platform;

- macroeconomic conditions;

- adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;

- the development and introduction of existing and new products and services by us or our competitors;

- increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

- system failure or outages, including with respect to our crypto platform and third-party crypto networks;

- breaches of security or privacy;

- inaccessibility of our platform due to our or third-party actions;

- our ability to attract and retain talent; and

- our ability to successfully adapt to competitive dynamics in our industry

As a result of these factors, it is difficult for us to forecast growth trends accurately, making our business and future prospects difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the cryptoeconomy, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. As a result, the trading price of our Common Stock may increase or decrease significantly upon the completion of this offering.

Privacy regulations could have adverse consequences on our business.

We receive and process, but do not retain, store, or accrue, personal information and other user data. There are numerous international, federal, and local laws and regulations regarding privacy, data protection, information security, and the use, processing, disclosure, and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries, or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible.

However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users' data, or their interpretation, or any changes regarding the manner in which the express or implied consent of users for the use or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to process user data or develop new services and features.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to our users may limit the adoption and use of, and reduce the overall demand for, our platform.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Further, public scrutiny of or complaints about technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks

Risks Related to Digital Assets, DeFi and the Cryptoeconomy

We expect that our revenue will be substantially dependent on the prices of crypto assets and volume of transactions conducted on our platform. If such prices or volumes decline, our business, operating results, and financial condition would be adversely affected.

We expect to generate a substantial portion of our total revenue from transaction fees on our platform in connection with the purchase, sale, and trading of crypto assets by our users. While we are not an exchange, transaction fees, which we expect to typically constitute a percentage of the value of each transaction, are expected to constitute transaction revenue.

The price of crypto assets and associated demand for buying, selling, trading, lending and borrowing crypto assets have historically been subject to significant uncertainty and volatility, depending on a number of factors, including:

- market conditions across the cryptoeconomy;

- changes in liquidity, market-making volume, and trading activities;

- trading activities on other crypto platforms worldwide, many of which may be unregulated, and may include manipulative activities;

- investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

- the speed and rate at which crypto is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

- levels of user and investor confidence in crypto assets and crypto platforms, which can be impacted by publicity, media coverage and social media sentiment, including the "trending" of certain crypto assets

- the ability for crypto assets to meet user and investor demands;

- the functionality and utility of crypto assets and their associated ecosystems and networks, including crypto assets designed for use in various applications;

- consumer preferences and perceived value of crypto assets and crypto asset markets;

- increased competition from other payment services or other crypto assets that exhibit better speed, security, scalability, or other characteristics;

- regulatory or legislative changes and updates affecting the cryptoeconomy;

- the characterization of crypto assets under the laws of various jurisdictions around the world;

- the maintenance, troubleshooting, and development of the Blockchain networks underlying crypto assets, including by miners, validators, and developers worldwide;

- the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

- ongoing technological viability and security of crypto assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

- fees and speed associated with processing crypto asset transactions, including on the underlying Blockchain networks and on crypto platforms;

- financial strength of market participants;

- the availability and cost of funding and capital;

- the liquidity of crypto platforms;

- interruptions in service from or failures of major crypto platforms;

- availability of an active derivatives market for various crypto assets;

- availability of banking and payment services to support crypto-related projects;

- level of interest rates and inflation;

- monetary policies of governments, trade restrictions, and fiat currency devaluations; and

- national and international economic and political conditions.

There is no assurance that any supported crypto asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of crypto assets or the demand for trading crypto assets decline, our business, operating results, and financial condition would be adversely affected.

DeFi is fast growing and rapidly evolving, creating the potential for new, novel and unforeseen risks

The company's primary business and proposed revenue structure are highly dependent upon DeFi trading volumes. DeFi is a recent innovation and emerging phenomenon that comes with many risks; it has not been stress tested by long or widespread use, and not subject to traditional financial regulation and investor safeguards. The growth of DeFi is likely to result in more extensive regulation. In addition, some of the risks of DeFi include:

- Limited consumer protections. Reflecting the nascent stage of DeFi development, DeFi rules and regulations are relatively limited, without analogues in respect of Federal Deposit Insurance Corp. protection for consumers, or prudential supervision of institutions. As a result, users may have limited recourse as well as potentially heightened risks.

- Hackers are a threat. Despite the general inalterability of Blockchain transactions other aspects of DeFi, including underlying software systems, may be susceptible and vulnerable to hacking risk, which can result in theft or loss of funds.

- Private key requirements. With DeFi and cryptocurrency, cryptocurrency assets are stored in wallets, which are often secured with private keys: long, unique codes known only to the owner of the wallet. Loss of a private key may mean loss of access to funds.

As a result, some of the uncertainty regarding DeFi could create the potential for new, novel and unforeseen risks that could materially affect the our business.

Recent Financial Distress of Certain Cryptoeconomy Participants May Reduce Customer Confidence in the Cryptoeconomy, as well as the Financial Health of Aurox Users, Which Could Adversely Impact Our Business

Aurox is aware of, and is closely monitoring, recent developments concerning the financial distress of a number of Cryptoeconomy participants. Though Aurox's business model, revenue structure and risk profile are, and will remain, distinct from such institutions, in the event that the Aurox business model evolves and the Company develops lending or margin-related products in the future, the Company will seek to diligently follow any associated regulations, guidance and other developments. Furthermore, while Aurox is not an exchange and does not itself offer such products or services, the Company collaborates with exchange providers with respect to certain Aurox Terminal services. As a result, the Company is closely monitoring conditions impacting such exchange entities, and the cryptoeconomy as a whole.

At the same time, continued distress and the potential for broader deterioration of conditions concerning Cryptoeconomy participants may reduce the confidence and financial health of Aurox users and partners, upon which Aurox is highly dependent, which could adversely impact our business.

Our new non-custodial digital asset wallet may not achieve our desired results and may expose us to new risks.

In October 2022, we launched a beta version of a non-custodial digital asset wallet, which allows users to manage, send, receive and use cryptocurrencies and other digital assets across decentralized apps. We are also pursuing, and plan to continue to pursue, other business and strategic initiatives associated with digital assets and Blockchain technology.

The digital asset economy is highly competitive and rapidly evolving with frequent launches of new or improved products and services, and frequent entry of new competitors in the U.S. and internationally. Engaging in these new initiatives exposes us to a variety of risks, including our ability to successfully develop, obtain or introduce new and improved, competitive, efficient and effective products, systems and processes, attract, maintain and grow our user base, and hire and retain the necessary personnel to support these activities. If and to the extent we are unable to successfully execute these initiatives, we may incur unanticipated costs and losses, and face other adverse consequences, such as negative reputational effects. In addition, the actual effects of pursuing these initiatives may differ, possibly materially, from the benefits that we expect to realize from them, such as the generation of revenues.

The launch of our beta versions of a non-custodial digital asset wallet also subjects us to risks similar to those associated with any new product offerings, including, but not limited to, our ability to accurately anticipate market demand and acceptance, creator and buyer acceptance, technical issues with the operation of the products, and legal and regulatory risks as discussed herein.

Digital assets may be subject to hacking, social engineering and other cyber-attacks, which could subject us to monetary losses, user disputes, reputational harm, and regulatory scrutiny.

Digital products and services are inherently digital and therefore subject to a heightened risk of hacking, cyber-attacks and other cybersecurity threats. We have taken certain steps to mitigate against those risks. Despite these efforts, the safeguards we have implemented or may implement in the future to protect against cybersecurity threats may be insufficient to prevent malicious activities, and if our products and services are exploited and our digital assets are stolen, we could experience significant financial harm.

Actual or perceived breaches or cybersecurity attacks directed to other digital asset platforms or services could also create a general loss of user confidence in the digital asset industry and the use of Blockchain technologies, which could negatively impact us.

In addition, our non-custodial digital asset wallet allows users to manage, send, receive and use cryptocurrencies across decentralized apps. To own, transfer or use a digital asset on its underlying Blockchain network, a user must have a private and public key pair associated with a network address, commonly referred to as a "wallet." Each wallet has a unique public key and private key pair, wherein each key is a string of alphanumerical characters. Digital assets are generally controlled only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held, and such private key must be securely kept private to prevent a third party from accessing the digital assets held in such a wallet.

We do not possess or have custody of private keys or wallet recovery phrases; the users of the wallet are solely responsible for their private keys and wallet recovery phrases. If a private key to a wallet containing digital assets held by a user is stolen, lost, destroyed or otherwise unavailable or compromised, and there is no available backup of the private key, the user will be unable to access the digital assets in the related wallet. Any loss of private keys related to, or a hack or other compromise of, the digital wallets used to manage users' digital assets could adversely affect the users' ability to access, transfer or sell their digital assets, and subject us to user disputes, reputational harm, regulatory scrutiny and other losses that could adversely impact our business, operating results and financial condition.

Cyberattacks and security breaches of our platform, or those impacting our users or third parties, could adversely impact our brand and reputation as well as our business, operating results, and financial condition.

Although we operate a non-custodial platform, our business to some extent involves the collection, storage, processing, and transmission of confidential information, customer, employee, service provider, and other personal data, as well as information required to access customer assets. In essence, our software connects the users directly to the Blockchain itself to effect given transactions. We have built our reputation on the premise that our platform offers users a secure way to purchase, store, and transact in crypto assets. As a result, any actual or perceived security breach of us or our third-party partners may:

- harm our reputation and brand;

- result in our systems or services being unavailable and interrupt our operations;

- result in improper disclosure of data and violations of applicable privacy and other laws;

- result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

- cause us to incur significant remediation costs;

- lead to theft or irretrievable loss of our or our users' fiat currencies or crypto assets;

- reduce customer confidence in, or decreased use of, our products and services;

- divert the attention of management from the operation of our business;

- result in significant compensation or contractual penalties from us to our users or third parties as a result of losses to them or claims by them; and

- adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or crypto companies, whether or not we are directly impacted, could lead to a general loss of user confidence in the cryptoeconomy or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Attacks upon systems across a variety of industries, including the crypto industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including users' personal data and crypto assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect the data we manage, prevent data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. In the future, we may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. We expect that unauthorized parties will seek to gain access to our systems and facilities, as well as those of our users, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, payment card information, or other sensitive information, which may in turn be used to access our information technology systems and users' crypto assets. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. Further, there has been an increase in such activities as a result of the novel coronavirus, or COVID-19, pandemic. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

Although we will seek to procure insurance coverage that we believe is adequate for our business, it may be insufficient to protect us against all losses and costs stemming from security breaches, cyberattacks, and other types of unlawful activity, or any resulting disruptions from such events. Outages and disruptions of our platform, including any caused by cyberattacks, may harm our reputation and our business, operating results, and financial condition.

Digital Assets and the broader Cryptoeconomy represent relatively nascent sectors, increasing risks to your investment.

The cryptocurrency industry is subject to significant uncertainty and volatility, depending on a number of factors, including, but not limited to, the following: the global economy, the financial markets and political conditions of various countries; changes in the legislative or regulatory environment, including actions by governments or regulators, including fines, orders or consent decrees; regulatory changes that can impact the company's ability to offer certain products or services; intense competition in the cryptocurrency exchange market that may adversely impact the company's business, results of operations, and financial condition; the company's dependence on offerings that are dependent on crypto asset trading activity, including trading volume and the prevailing trading prices for crypto assets, whose trading prices and volume can be highly volatile; tax matters that may cause significant variability in the company's results of operations; and the company could be exposed to losses and/or reputational harm as a result of various claims and lawsuits incidental to the ordinary course of the company's business. In addition, the demand for cryptocurrency is influenced not only by overall economic conditions but also by changing trends in the cryptoeconomy as to consumer preferences and perceived value of crypto assets and crypto asset markets. These conditions and trends are difficult to predict and may adversely impact our ability to generate revenue in connection with the purchase, sale, and trading of cryptocurrency, potentially causing significant variability in our results of operations from time to time.

The further development and acceptance of the cryptocurrency industry is subject to a variety of factors that are difficult to anticipate and evaluate. The use of cryptocurrency to buy and sell goods and services, among other things, is a new and rapidly evolving industry. Although cryptocurrency may become a leading means of digital payment, it cannot be assured that this will in fact occur. Any slowing or stopping of the development in the acceptance of cryptocurrency may adversely affect an investment in the company. For a number of reasons, including, for example, the lack of recognized security technologies, inefficient processing of payment transactions, problems in the handling of warranty claims, limited user-friendliness, inconsistent quality, and lack of clear universally applicable regulation as well as uncertainties regarding proprietary rights and other legal issues, cryptocurrency activities may in fact prove in the long run to be an unprofitable means for businesses. Factors affecting the further development of the cryptocurrency industry include: (i) continued worldwide growth in the adoption and use of cryptocurrency; (ii) government and quasigovernment regulation of cryptocurrency and their use, or restrictions on or regulation of access to and operation of cryptocurrency systems; (iii) changes in consumer demographics and public tastes and preferences; (iv) the availability and popularity of other forms or methods of buying and selling goods and services; and (v) the regulatory environment and general economic conditions and the regulatory environment related to cryptocurrency. A decline in the popularity or acceptance of cryptocurrency would harm the business and affairs of the company.

If our systems, the Blockchain networks on which our digital asset products and services are offered, or our third-party partners fail to perform or are inadequate, we may experience adverse consequences, including financial losses, user dissatisfaction and reputational harm.

Similar to other aspects of our business, our digital asset products and services are reliant on certain third-party partners, including, but not limited to, fiat-to-crypto onramp providers, cloud computing services and data centers. Because we rely on third parties to provide these services and to facilitate certain of our business activities, we face increased operational risks. These third parties may be subject to legal, regulatory, financial, and labor issues, cybersecurity incidents, computer viruses, break-ins, denial-of-service attacks, privacy breaches, sabotage, service terminations, interruptions, disruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, fires, natural disasters (including, but not limited to, floods, earthquakes, hurricanes and tornados), power loss, telecommunications failures, terrorism, vandalism, pandemics (including the COVID-19 pandemic) and similar events. Additionally, these third parties may breach their agreements with us or refuse to continue to renew their agreements on commercially reasonable terms, or at all. There can be no assurances that third parties that provide products or services to us or our users will continue to do so on acceptable terms, or at all. If any of these third parties do not adequately or appropriately provide their services or perform their responsibilities to us or our users, or if such third party partners decide to or are required by law to suspend or shut down products or services that we are relying on, we may be unable to procure alternatives in a timely and efficient manner and on acceptable terms, or at all, and we may be subject to business disruptions, losses or costs to remediate any of the deficiencies, customer dissatisfaction, reputational damage, legal or regulatory proceedings, or other adverse consequences which could harm our business.

In addition, we rely on one or more transaction protocols referred to as "smart contracts," which include the cryptographic operations that verify and secure transactions, in connection with our digital asset products or services. A smart contract is software that digitally facilitates or enforces a rules-agreement or terms between transacting parties.

If the smart contracts fail to behave as expected, suffer cybersecurity attacks or security issues, become obsolete, or encounter other issues, certain transactions may not be completed or erroneously executed, and we and our users may experience significant harm, including irretrievable loss of digital assets.

A temporary or permanent blockchain "fork" to any supported crypto asset could adversely affect our business.

Blockchain protocols, including Bitcoin and Ethereum, are open source. Any user can download the software, modify it, and then propose that Bitcoin, Ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the Bitcoin, Ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a "fork" (i.e., "split") of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network's crypto asset lacking interchangeability.

Both Bitcoin and Ethereum protocols have been subject to "forks" that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic, and others. Some of these forks have caused fragmentation as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Ethereum, or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve "double-spending", plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We do not believe that we are required to support any fork or provide the benefit of any forked crypto asset to our customers. However, we may in the future continue to be subject to claims by customers arguing that they are entitled to receive certain forked or airdropped crypto assets by virtue of crypto assets that they hold. If any customers succeed on a claim that they are entitled to receive the benefits of a forked or airdropped crypto asset that we do not or are unable to support, we may be required to pay significant damages, fines or other fees to compensate customers for their losses.

Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our customers' assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.

We currently support, and expect to continue to support, certain smart contract-based crypto assets. If the underlying smart contracts for these crypto assets do not operate as expected, they could lose value and our business could be adversely affected.

We currently support, and expect to continue to support, various crypto assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging effects. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allows hackers to create a large number of smart contract tokens, causing multiple crypto asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of crypto assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based crypto assets, including those held by our customers on our platforms, may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time.

In some cases, smart contracts can be controlled by one or more "admin keys" or users with special privileges, or "super users". These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for crypto assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related crypto assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract's super-users or core community members take actions that adversely affects the smart contract, customers who hold and transact in the affected crypto assets may experience decreased functionality and value of the applicable crypto assets, up to and including a total loss of the value of such crypto assets. Although we do not control these smart contracts or crypto assets, any such events could cause customers to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business.

From time to time, we may encounter technical issues in connection with the integration of supported crypto assets and changes and upgrades to their underlying networks, which could adversely affect our business. In order to support any supported crypto asset, a variety of front and back-end technical and development work is required to implement our wallet, trading, staking and other solutions for our customers, and to integrate such supported crypto asset with our existing technical infrastructure. For certain crypto assets, a significant amount of development work is required and there is no guarantee that we will be able to integrate successfully with any existing or future crypto asset. In addition, such integration may introduce software errors or weaknesses into our platform, including our existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions, or security weaknesses to our platform. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such crypto asset, our customers' assets may be frozen or lost, the security of our hot, warm, or cold wallets may be compromised, and our platform and technical infrastructure may be affected, all of which could adversely impact our business.

There are Legal and Regulatory Risks of Businesses Based on Cryptocurrencies and Crypto Assets.

The regulation of cryptocurrencies and crypto assets continues to evolve in every jurisdiction, and governmental, regulatory and other changes or actions may restrict the use of cryptocurrencies and crypto assets, the operation of distributed ledger technologies that support such cryptocurrencies and platforms that facilitate the trading of such assets and provide certain services in connection with such assets.

As cryptocurrencies and crypto assets have grown in popularity and in market size, governments, regulators and self-regulators (including law enforcement and national security agencies) around the world are examining the operations of crypto asset issuers, customers and platforms. To the extent that any Canadian, U.S. or other government or quasigovernmental agency imposes additional substantial regulation on any part of the cryptocurrency industry in general, the issuance of crypto assets, and trading and ownership of and transactions involving the purchase and sale or pledge of such assets, may be adversely affected, which could adversely affect the Company's businesses and investments. The effect of any future regulatory change on crypto asset issuers and participants in general is impossible to predict, but such change could materially and adversely affect the Company's trading execution, the value of its assets and the value of any investment in the Company.

The legal status of cryptocurrency and crypto assets varies substantially from jurisdiction to jurisdiction and is still undefined and changing in many of them.

As a U.S. company, Aurox is subject to regulation by U.S. regulatory authorities at the corporate level. At the same time, Aurox employs certain individuals not domiciled in the United States and also has customers that are not U.S. citizens. Because of this, it is possible that Aurox may in the future need to register or be subject to the laws of other jurisdictions even in the event that Aurox does not intend to expand its business into such jurisdictions.

If Aurox is deemed to be doing business in such foreign jurisdiction by a foreign regulator, the Company will be potentially exposed to a greater variety of legal and regulatory considerations. Furthermore, the potential for differing regulatory treatment in different jurisdictions may present a complicating factor that ultimately hinders or deters potential expansion by the Company into additional jurisdictions.

The company's performance will be highly dependent on the future regulatory environment in the United States and elsewhere, which is challenging and unpredictable.

The company is headquartered in the United States. Therefore, although the company intends to extend its operations and customer bases in other countries, it is likely that the ability to conduct business in the United States and with U.S. customers will remain critical to the company's results and prospects. For businesses that involve cryptocurrencies or other crypto assets, the regulatory environment in the United States has been mixed. Notwithstanding that U.S. legislators and regulators generally express support for innovation in financial markets and products, they have arguably not moved quickly to clarify the status of cryptocurrencies and other crypto assets (and associated financial services) under U.S. laws, especially securities, commodities, banking and money-transmitter laws, or to accommodate proposals for new businesses or offerings.

In recent years, the SEC has taken noteworthy actions to, among other things, sanction many issuers of digital tokens, reject applications for crypto-related exchange-traded funds and suggest that bitcoin and other crypto assets are not suitable holdings for traditional investment funds. It is impossible to predict what directions U.S. regulation might take in the future, which depend among other things like agency priorities and budgets, agency personnel turnover and appointments following presidential elections, legislation, judicial decisions, public perception, and economic conditions. There can be no assurance that U.S. regulation will advance in a way that is favorable for the company.

Regulatory, Legal and Litigation Risks

The U.S. Regulatory Environment for Digital Assets is Highly Uncertain and Outside of Our Control.

Regulation of Blockchain technology and digital assets is being contemplated by the United States at the federal level through a number of regulatory agencies, as well as in respect of certain individual states. Globally, many jurisdictions are actively pursuing regulation that meets the specific needs of the digital asset and crypto currency markets, ensuring that investors and other stakeholders are well-protected.

New or revised regulations or policies affecting digital assets and Blockchain technology, or new interpretations of existing laws and regulations by governmental and regulatory bodies in respect of digital assets and Blockchain technology could have substantial and adverse effects on our digital asset investments, products or services. As such, in the future we could be subject to inquiries or investigations from regulators and governmental authorities, be required to divest our digital asset holdings, make product changes, restrict or discontinue product offerings, including our users' acquisition, use or redemption of certain digital assets, and be required to implement additional and potentially costly controls. In addition, if we expand our digital asset business to include new products and services, we could come under the geographical jurisdiction of additional regulators, both with respect to jurisdiction and subject matter. Any failure or perceived failure to comply with existing or new laws, regulations, or orders of any governmental authority (including changes to or expansion of the interpretation of those laws, regulations, or orders), including those discussed in these risk factors, may (i) subject us to significant fines, penalties, criminal and civil lawsuits, enforcement proceedings, and forfeiture of significant assets, (ii) result in additional compliance and licensure requirements, increased regulatory scrutiny of our business and restrictions of our operations, and (iii) force us to modify our business practices, make product or operational changes, and/or delay planned product launches or improvements. We currently maintain policies and procedures designed to reasonably help ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations.

There are Legal and Regulatory Risks of Businesses Based on Cryptocurrencies and Crypto Assets.

The regulation of cryptocurrencies and crypto assets continues to evolve in every jurisdiction, and governmental, regulatory and other changes or actions may restrict the use of cryptocurrencies and crypto assets, the operation of distributed ledger technologies that support such cryptocurrencies and platforms that facilitate the trading of such assets and provide certain services in connection with such assets. As cryptocurrencies and crypto assets have grown in popularity and in market size, governments, regulators and self-regulators (including law enforcement and national security agencies) around the world are examining the operations of crypto asset issuers, customers and platforms. To the extent that any U.S. or other government or quasigovernmental agency imposes additional substantial regulation on any part of the cryptocurrency industry in general, the issuance of crypto assets, and trading and ownership of and transactions involving the purchase and sale or pledge of such assets, may be adversely affected, which could adversely affect the company's business. The effect of any future regulatory change on crypto asset issuers and participants in general is impossible to predict, but such change could materially and adversely affect the company's trading execution, the value of its assets and the value of any investment in the company.

The legal status of cryptocurrency and crypto assets varies substantially from jurisdiction to jurisdiction and is still undefined and changing in many of them. Likewise, various government agencies, departments, and courts have classified and continue to classify cryptocurrencies and crypto assets differently. Changes in laws, regulations, policies and practices could have an adverse effect on the company, its strategies, business and investments. For example, regulatory agencies could shut down or restrict the use of Crypto Trading Platforms using cryptocurrencies, crypto assets or Blockchain-based technologies, providing certain services with respect to the foregoing, or otherwise limit the use of cryptocurrencies. This, and any other changes in laws, regulations, policies and practices, may trigger regulatory action by securities or other regulators, and result in a material impact to the company's business operations. Furthermore, various jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, the related markets and Crypto Trading Platforms and the ability to use, trade and hold cryptocurrencies.

Although there continues to be uncertainty about the full impact of these and other regulatory changes, the company may become subject to a more complex regulatory framework in the near future and incur additional costs to comply with new requirements as well as to monitor for compliance with any new requirements in the future.

The company's performance will be highly dependent on the future regulatory environment in the United States and elsewhere, which is challenging and unpredictable.

The company is headquartered in the United States. Therefore, although the company intends to extend its operations and user bases to other countries, it is likely that the ability to conduct business in the United States and with U.S. users and customers will remain critical to the company's results and prospects. For businesses that involve cryptocurrencies or other crypto assets, the regulatory environment in the United States has been mixed. In recent years, the SEC has taken noteworthy actions to, among other things, sanction many issuers of digital tokens, reject applications for crypto-related exchange-traded funds and suggest that bitcoin and other crypto assets are not suitable holdings for traditional investment funds. There can be no assurance that U.S. regulation will advance in a way that is favorable for the company.

Furthermore, in comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. To the extent the company offers certain crypto asset financial services, emerging regulation or enforcement activity may have a material impact on the company's ability to continue providing such service thereby affecting the company's revenues and profitability as well as its reputation and resources.

Future developments regarding the treatment of digital assets under U.S. and foreign tax laws could adversely impact our business.

Current tax rules related to digital assets are in some instances unclear and require significant judgments to be made in interpretation of the law, including but not limited to the areas of income tax, information reporting, transaction level taxes and the withholding of tax at source. Additional legislation or guidance may be issued by U.S. and non-U.S. governing bodies that may differ significantly from our practices or interpretation of the law, which could have unforeseen effects on our financial condition and results of operations.

The company may be required to register as an "investment company" under U.S. law or comparable laws in other jurisdictions.

The company has considered whether it is required to register, in any capacity, under the relevant securities, commodity futures or derivatives legislation of the United States, and specifically whether the company is an "investment company" under the laws of the United States.

Registration as an investment company under the Investment Company Act of 1940 turns, as an initial matter, on whether or not the company supports, custodies, intermediates, or facilitates, in any fashion, transactions involving "securities," as defined in section 2(a)(1) of the Securities Act of 1933. The company believes that it has taken reasonable measures to ensure that it does not support, custody, intermediate, or facilitate transactions or activities with respect to products that constitutes "securities."

Due to the fact that the company reasonably believes that it does not support or facilitate securities on its platform, the company does not believe that it is required to register as an investment company under the Investment Company Act of 1940. The company's conclusion that it is not required to be so registered under U.S. securities laws is based on the due diligence and risk-based analysis performed by third-parties on digital assets supported, or proposed for inclusion, on its platform. The company relies on such third-party analyses because the Company is not itself an exchange, but rather a data platform that routes transactions to third party exchanges for digital assets which are required to perform ongoing due diligence and risk-based analysis to ensure that supported digital assets do not constitute securities under U.S. securities laws.

In the event that the Company's conclusions prove incorrect, or the relevant law or regulatory guidance subsequently changes, and the Company is required to register as an investment company under the Investment Company Act of 1940, such registration requirement may materially affect the Company's business and its operations.

The company may be required to register as a broker-dealer under U.S. law or comparable laws in other jurisdictions.

The company has considered whether it is required to register, in any capacity, under the relevant securities, commodity futures or derivatives legislation of the United States, and specifically whether the company is a "broker-dealer" under the laws of the United States.

Registration as a broker or dealer under Section 3(a)(4)(A) of the Exchange Act turns, as an initial matter, on whether or not the company supports, custodies, intermediates, or facilitates, in any fashion, transactions involving "securities," as defined in section 2(a)(1) of the Securities Act of 1933. The company believes that it has taken reasonable measures to ensure that it does not support, custody, intermediate, or facilitate transactions or activities with respect to products that constitutes "securities," however as discussed above largely relies on third-parties for this analysis and determination.

Due to the fact that the company reasonably believes that it does not support or facilitate securities on its platform, the company does not believe that it is required to register as a broker-dealer or exchange with the SEC as indicated above. The company's conclusion that it is not required to be so registered under U.S. securities laws is based on the due diligence and risk-based analysis performed by third-parties on digital assets supported, or proposed for inclusion, on its platform. The company relies on such third-party analyses because the Company is not itself an exchange, but rather a data platform that routes transactions to third party exchanges for digital assets which are required to perform ongoing due diligence and risk-based analysis to ensure that supported digital assets do not constitute securities under U.S. securities laws.

In the event that the Company's conclusions prove incorrect, or the relevant law or regulatory guidance subsequently changes, and the Company is required to register as a broker-dealer, such registration requirement may materially affect the Company's business and its operations.

Potential Registration under the Commodities Exchange Act or Other Legislation Would Materially Impair Our Business.

The company's platform currently only facilitates 'spot' transactions in digital assets. The company does not provide any digital asset transactions on a leveraged, margined, or financed basis; however, the company does allow users to link accounts to platforms such as Binance where such digital asset transactions may be conducted. Spot transactions are not considered Retail Commodity Transactions, and therefore the company is not subject to the registration and CFTC oversight considerations outlined above.

The company's conclusion that it is not subject to the aforementioned additional CFTC oversight and registration provisions is based upon (a) the plain language of the CEA and (b) ongoing review and analysis of relevant CFTC guidance.

Changes to U.S. Regulatory Frameworks Would Adversely Affect Our Business and Operations and are Entirely Outside our Control.

The company recognizes that the legal regime surrounding digital assets in the U.S. is evolving. Digital assets are a relatively new asset class. Rather, the SEC has communicated to industry participants that it will apply existing securities laws, including the four-part Howey Test developed by the U.S. Supreme Court for determining whether an "investment contract" constitutes a security, to digital assets.

In addition, it is possible that the SEC, CFTC, or other state or federal regulator could publish additional regulatory guidance that alters the company's regulatory obligations, or that the U.S. implements a comprehensive regulatory regime in respect of digital asset businesses. Such developments could materially alter the company's registration requirements, require it to remove certain digital assets from its platform or require it to cease certain aspects of its operations.

Potential Registration Requirements under FinCEN or as a state-level money services business would materially impair our business

Because the company does not facilitate transactions in fiat currency, or itself operate an exchange, the Company does not believe that it is subject to registration requirements under FinCEN or as a state money services business. If the company's conclusion proved incorrect, or the relevant regulatory requirements at the state or federal level change, it could materially and negatively impact the Company's business.

Potential Changes to FASB Accounting Policies and Methodologies could materially impair out business

Certain changes to the valuation and reporting requirements for on-balance sheet digital assets have been proposed and are being contemplated by the FASB. Because the company holds limited amounts of digital assets for its own account, the Company does not believe that such changes would materially affect the Company's business. However, if the nature of the Company's business changes, or if the contemplated FASB changes are distinct from the Company's understanding of what is being contemplated, it could materially impair the Company's business and financial position from a reporting perspective.

There are material risks and uncertainties associated with the company's anti-money-laundering ("AML"), "know your customer" ("KYC") and other protocols to detect and deter illegal activity on the company's platforms, including the Company's heavy reliance on our partners and third-parties for implementation of such programs

The company seeks to implement and maintain anti-money-laundering, "know your customer" and other policies and procedures that are consistent with applicable U.S. and non-U.S. laws and regulations and with financial services industry best practices. Nonetheless, the company may not be able to prevent illegal activity from occurring on or through its platforms, including the unauthorized use of a validly opened account. The use of cryptocurrencies or other crypto assets for illegal purposes on or through the company's platform, or allegations or investigations with respect to potential such use, could result in significant legal and financial exposure to the company and damage to the company's reputation. Similarly, failure to meet applicable AML/KYC legal and regulatory requirements could result in regulatory fines, sanctions or restrictions, which in each case could materially and adversely affect the company's reputation, financial condition, trading execution, and asset value and the value of any investment in the company.

Furthermore, the company uses and relies upon third-party service providers to complete key aspects of AML/KYC screenings. Although the company performs due diligence on such providers themselves, the company does not perform AML/KYC transaction monitoring with respect to the individual end-users. Thus, there can be no assurance that in all events such providers will detect all potential illegal activity or comply with all aspects of applicable law and regulation. If such a third-party provider were to fail to perform to agreed standards or maintain full compliance, it could have a material and adverse effect on the company's business and operations.

The Company relies on our partners and third-parties to conduct adequate diligence to ensure that certain digital assets are not subject to U.S. securities laws.

The Company does not itself perform analyses as to whether certain digital assets listed on its platform constitute securities under U.S. securities laws. Instead, similar to the company's approach with respect to KYC/AML compliance, the Company relies on its partners and third-parties to sufficiently perform these analyses. If such a third-party provider were to fail to perform to agreed standards or maintain full compliance, it could have a material and adverse effect on the company's business and operations.

The company's compliance and risk management programs may not be effective and may result in outcomes that could materially and adversely affect the company's reputation, financial condition and operating results, among other things.

The company's ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of compliance, review and reporting systems, as well as the ability to attract and retain qualified compliance and other risk management personnel. The company cannot provide any assurance that its compliance policies and procedures will always be effective or that the company will always be successful in monitoring or evaluating its risks. In the case of alleged non-compliance with applicable laws or regulations, the company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may among other things, materially and adversely affect the company's reputation, financial condition, trading execution, and asset value and the value of any investment in the company.

Additional Risk Factors for Foreign Purchasers of the Securities

Foreign Investors are Responsible for Compliance with the Laws of Their Jurisdictions

If a party is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such party hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Any EU Subscribers should take notice of the Key Investment Information Statements associated with this offering.

This crowdfunding offer has been neither verified nor approved by competent authorities or the European Securities and Markets Authority (ESMA). The appropriateness of your experience and knowledge have not necessarily been assessed before you were granted access to this investment. By making this investment, you assume full risk of taking this investment, including the risk of partial or entire loss of the money invested.

Investment in this crowdfunding project entails risks, including the risk of partial or entire loss of the money invested. Your investment is not covered by the deposit guarantee schemes established in accordance with Directive 2014/49/EU of the European Parliament and of the Council.[11] Nor is your investment covered by the investor compensation schemes established in accordance with Directive 97/9/EC of the European Parliament and of the Council.[12]

You may not receive any return on your investment. This is not a savings product and we advise you not to invest more than 10 % of your net worth in crowdfunding projects. You may not be able to sell the investment instruments when you wish. If you are able to sell them, you may nonetheless incur losses.

Additional Risks Related to Our Business, Intellectual Property and Operations

We rely on trade secrets and other forms of intellectual property protections, which may not be adequate to protect us from misappropriation or infringement of our intellectual property.

We rely on a combination of trade secret and other intellectual property protections in the U.S. We rely on unregistered proprietary rights, including common law trademark protection. Third parties may use trademarks identical or confusingly similar to ours, or independently develop trade secrets or know-how similar or equivalent to ours. If our proprietary information is divulged to third parties, including our competitors, or our intellectual property rights are otherwise misappropriated or infringed, our business could be harmed or adversely affected.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

The company may be subject to claims that it violated intellectual property rights of others, which are extremely costly to defend and could require the company to pay significant damages and limit its ability to operate. Companies in the cryptocurrency industry, and other patent, copyright and trademark holders, own large numbers of patents, copyrights, trademarks and trade secrets and may enter into litigation based on claims of infringement or other violations of intellectual property rights. The company might receive in the future notices that claim it is using or has misappropriated or misused other parties' intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents, copyrights and trademarks that cover significant aspects of the company's content, technology, branding or business methods. Any intellectual property claim against the company could be time-consuming and expensive to settle or litigate and could divert management's attention and other resources. These claims also could subject the company to significant liability for damages and could result in the company's having to rescind its contracts whereby the company provides its technological content or business methods if found to be in violation of another party's rights. The company might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms or at all. Even if a license is available, the company could be required to pay significant royalties (in excess of the anticipated fees payable to contractors or the Founders), which would increase its operating expenses. The company

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[11] Directive 2014/49/EU of the European Parliament and of the Council of 16 April 2014 on deposit guarantee schemes (OJ L 173, 12.6.2014, p. 149).

[12] Directive 97/9/EC of the European Parliament and of the Council of 3 March 1997 on investor-compensation schemes (OJ L 84, 26.3.1997, p. 22).

may also be required to develop alternative non-infringing content, branding or business methods, which could require significant effort and expense and make the company less competitive. If the company cannot license or develop content, branding or business methods for any allegedly infringing aspect of our business, the company may be unable to effectively compete. Any of these results could harm our operating results.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

Because our business depends substantially on our intellectual property, the protection of our intellectual property rights is important to the success of our business. We will rely upon a combination of trademark, patent, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our future efforts to protect our property rights, unauthorized parties may attempt to copy aspects of our products, service, software and functionality or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. In addition, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets, trademarks and domain names, and to determine the validity and scope of the proprietary rights of others. Such litigation or proceedings may be very costly and impact our financial performance. We may also incur substantial costs defending against frivolous litigation or be asked to indemnify our customers against the same. Our efforts to enforce or protect our proprietary rights may prove to be ineffective and could result in substantial costs and diversion of resources and could substantially harm our operating results.

Our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions, as we have less opportunity to have visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks. Third-parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

We might require additional capital to support business growth, and this capital might not be available.

We have funded our operations since inception through equity financings. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments in our business to respond to business challenges, including developing new products and services, enhancing our operating infrastructure, expanding our operations, and acquiring complementary businesses and technologies, any or all of which may require us to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If we incur additional debt, the debt holders would have rights senior to holders of our common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. We may issue shares of capital stock, including in the form of Series X Preferred Stock, to our customers in connection with customer reward or loyalty programs. If we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our currently authorized and issued common stock. As the crypto asset markets remain volatile, the trading prices for our common stock may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or crypto asset markets could adversely affect our business and the value of our common stock. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests. Our inability to obtain adequate debt financing or equity financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.

Operational risks, such as misconduct and errors of employees or entities with which the company does business, are difficult to detect and deter and could cause material reputational and financial harm to the company.

The company's employees and agents could engage in misconduct, which may include conducting and concealing unauthorized activities or improper use or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by employees or others, and the precautions that the company takes to prevent and detect this activity may not be effective in all cases. The company could be at risk, for example, that its employees could engage in prohibited personal trading of a cryptocurrency or crypto asset supported by one of the company's platforms, which could lead to actions such as trading suspensions, fines and costs or other regulatory actions, which, in each case, could have a material and adverse effect on the company. Furthermore, the company's employees could make errors in recording or executing transactions for clients, customers or counterparties, which would likely result in additional and potentially material costs to the company.

We are dependent on certain key personnel, the loss of which may adversely affect our financial condition or results of operations.

Major capital allocation decisions and investment decisions are made by the Chief Executive Officer and Chairman of the Board of Directors, Giorgi Khazaradze, with consultation from key personnel, from our management team. We do not currently have key man insurance on Mr. Khazaradze. If Mr. Khazaradze were to become unavailable, there could be a material adverse impact on our operations. However, the company's Board of Directors have the power and authority to fill a vacancy left by Mr. Khazaradze. The ability to retain key personnel is important to our success and future growth. Competition for these professionals can be intense, and we may not be able to retain and motivate our existing officers and senior employees, and continue to compensate such individuals competitively. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our operations and negatively impact our financial condition or results of operations of our businesses, and could hinder the ability of our business and our subsidiaries to effectively compete in the various industries in which we operate.

We May Have Uninsured or Uninsurable Risks.

The company intends to insure its operations in accordance with technology industry practice. However, given the novelty of the proposed business, such insurance may not be available, uneconomical for the company, or the nature or level may be insufficient to provide adequate insurance cover. The company may become subject to liability for hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or for other reasons. The payment of any such liabilities would reduce or eliminate the funds available for operations. Payments of liabilities for which the company does not carry insurance may have a material adverse effect on its financial position.

Risks Related to our Organizational Structure and Governance

We are an "emerging growth company" under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are not applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile*.*

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the "Securities Act") for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an "emerging growth company" until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

The company's Founders control a significant percentage of our Common Stock, and may exert significant control over matters subject to stockholder approval as well as heightened voting power at the board level, preventing other stockholders and new investors from influencing significant corporate decisions.

Pursuant to a shareholder agreement, (the "Shareholder Agreement"), the Founders will vote all shares of Voting Stock owned by them to elect each of the Founders to the Board along with other designees mutually agreed upon. By virtue of the Shareholder Agreement and ownership of the Company's Series X Preferred Stock, on a post-Offering basis and assuming that all 169,000 shares are sold in this offering, the Founders will represent 97.56% of the Shareholder Stock with respect to matters that may have a material impact on company strategy and shareholder rights.

As a result of the Founder's level of ownership of company Shares as defined in the Shareholder Agreement, the Founders have a substantially higher number of votes relative to other investors.

The concentration of our Common Stock ownership by our current founders and executives will limit your ability to influence corporate matters.

Our founders and executive officers beneficially are able to vote to the extent of approximately 97.56% of our outstanding Common Stock prior to this offering and will own approximately 78.93% of our outstanding Common Stock after this offering(with the power to vote to the extent of approximately 97.40%) . As such, our directors and executive officers, as stockholders, will have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of Common Stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our Common Stock may decline.

Existing and Potential Conflicts of Interest May Harm Your Investment

The company and its affiliates are subject, and each of them and the company are exposed, to a number of actual and potential conflicts of interest. For example, the company licenses certain technologies from Aurox LLC, an entity that is owned and controlled by our Founders. Additionally, the company has entered into a license agreement with an entity controlled by Mr. Naglic, one of our Founders, for use of the Aurox Token. Any such conflict of interest could have a material adverse effect on the company and the shareholders' investments therein.

The company does not currently own its intellectual property; Founders have entered into a license agreement with the company assigning their intellectual property to the company.

The company does not currently own its intellectual property and is licensing such intellectual property, which has been developed by the Founders, from the Founders' entity. The Founders shall receive certain fees and royalties pursuant to the licensing agreement. Additionally, the company has entered into a license agreement with an entity controlled by Mr. Naglic, one of our Founders, for use of the Aurox Token. In the event that one or both of licensing agreements for the intellectual property or the Aurox Token is terminated, the company may no longer have access to the intellectual property, or the Aurox Token and its business and operations will suffer significantly.

Our Founders each own super voting Preferred Stock.

Our Founders each own one (1) share of the company's Series X Preferred Stock entitling each of them to vote to the extent of ten times (10x) of the Common Stock that they each own at any general or special meeting of shareholder.

As a result, other shareholders in the company will not have any impact on any vote submitted to the shareholders. As such, our Founders will have the ability to exert significant influence over all corporate activities, including the election or removal of directors and the outcome of tender offers, mergers, proxy contests or other purchases of our Common Stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for their shares of our Common Stock. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our Common Stock may decline.

Our Amended and Restated Bylaws provide for the indemnification of officers and directors at our expense and limits their liability, which may result in a major cost to us and hurt the interests of our stockholders because corporate resources may be expended for the benefit of officers or directors.

As permitted by the Nevada Revised Statutes, our amended and restated articles of incorporation and Bylaws limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

- any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our Bylaws provide for:

- indemnify our directors, officers and, at the discretion of our board of directors, certain employees to the fullest extent permitted by the Nevada Revised Statutes; and

- advance expenses, including attorneys' fees, to our directors and, at the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We also may enter into indemnification agreements with each of our executive officers and directors. These agreements would provide that we will indemnify each of our directors to the fullest extent permitted by the Nevada Revised Statutes and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We may also maintain management liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, we are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

General Risk Factors

The company may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The Blockchain and telecommunications markets are experiencing rapid technological changes. Failure to anticipate technological innovations or adapt to such innovations in a timely manner, or at all, may result in the company's products becoming obsolete at sudden and unpredictable intervals. To maintain the relevancy of the company's products, the company has actively invested in product planning and research and development. The process of developing and marketing new products is inherently complex and involves significant uncertainties. There are a number of risks, including the following:

- the company's product planning efforts may fail in resulting in the development or commercialization of new technologies or ideas;

- the company's research and development efforts may fail to translate new product plans into commercially feasible products;

- the company's new technologies or new products may not be well received by consumers;

- the company may not have adequate funding and resources necessary for continual investments in product planning and research and development;

- the company's products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

- the company's newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate the next-generation technology roadmap or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, the company may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent the company's introduction of new or enhanced products. Furthermore, the company's research and development efforts may not yield the expected results or may prove to be futile due to the lack of market demand.

Our ability to grow and compete in the future will be adversely affected if adequate capital is not available.

The ability of our business to grow and compete depends on the availability of adequate capital, which in turn depends in large part on our cash flow from operations and the availability of equity and debt financing. Our cash flow from operations may not be sufficient or we may not be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. As a result, adequate capital may not be available to finance our current growth plans, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Our failure to successfully execute our business plan, maintain and expand our operations, and invest in our business could require us to seek additional capital.

We may require additional capital in the future if we fail to successfully execute our business plan, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our outstanding stock could decline. Moreover, any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our outstanding stock. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise or otherwise obtain it on acceptable terms, we may not be able to, among other things:

- Maintain or increase our product/service offerings;

- Develop or introduce product enhancements;

- Continue to expand our development, sales and marketing, and general and administrative organizations;

- Acquire complementary technologies or businesses;

- Expand our operations in the United States or internationally;

- Hire and retain management, administrative staff, the coaches who implement our educational programs or other employees; or

- Respond to competitive pressures or unanticipated working capital requirements.

Competition in our industry could intensify, which could adversely affect our revenue, profitability and market share.

The market for our products and services is highly competitive. We compete with several companies. Many of these companies are better capitalized than our company and their offerings may be substantially less expensive than the cost of our services. We may not be able to maintain or improve our current market position against these and other competitors.

Additionally, there are few barriers to entry in our industry. Some of our material is based on nonproprietary concepts and methods that may not be afforded significant protection under intellectual property laws. We anticipate new entrants into our industry providing products and services comparable to ours at reduced rates. Further, established companies with high brand recognition and extensive experience providing various educational products to the market may develop products and services that are competitive with ours. Such increased competition could adversely affect our market share and potential growth and hinder our ability to maintain pricing, which could adversely affect our revenue and profitability.

If we make any acquisitions, they may disrupt or have a negative impact on our business, dilute stockholder value or divert management's attention

If we make acquisitions in the future, funding permitting, which may not be available on favorable terms, if at all, we could have difficulty integrating the acquired company's assets, personnel and operations with our own. We do not anticipate that any acquisitions or mergers we may enter into in the future would result in a change of control of the company. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

- the difficulty of integrating acquired products, services or operations;

- the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

- difficulties in maintaining uniform standards, controls, procedures and policies;

- the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

- the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

- the effect of any government regulations which relate to the business acquired;

- potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or operations, or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition; and

- potential expenses under the labor, environmental and other laws of various jurisdictions.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition, many of which cannot be presently identified. These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

The COVID-19 pandemic and measures taken to contain it have significantly adversely affected, and are likely to continue to significantly adversely affect, our business, results of operations, financial condition, cash flows, liquidity and stock price.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. COVID-19 has resulted in numerous deaths, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines and the imposition of both local and more widespread "work from home" measures, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The ongoing spread of COVID-19 has had, and is expected to continue to have, a material adverse impact on local economies in the affected jurisdictions and also on the global economy, as cross border commercial activity and market sentiment are increasingly impacted by the outbreak and government and other measures seeking to contain its spread. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, actions taken by government and quasi-governmental authorities and regulators throughout the world in response to the COVID-19 outbreak, including significant fiscal and monetary policy changes, may affect the value, volatility, pricing and liquidity of some investments or other assets, including those held by or invested in by the company. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its ultimate impact on the company and, on the global economy, cannot be determined with certainty. The COVID-19 pandemic and its effects may last for an extended period of time and could result in significant and continued declines in global financial markets, higher default rates, and a substantial economic downturn or recession. The foregoing could disrupt the operations of the company's service providers, adversely affect the company's stock price, and negatively impact the company's performance and your investment in the company. The extent to which COVID-19 will affect the company and its service providers will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken to contain COVID-19. Given the significant economic and financial market disruptions associated with the COVID-19 pandemic, the company's results of operations could be adversely impacted.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations.

Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Offering and Securities Risks

We can provide no assurances as to our future financial performance or the investment result of a purchase of our Common Stock.

Any projected results of operations involve significant risks and uncertainty, should be considered speculative, and depend on various assumptions which may not be correct. The future performance of our company and the return on our Common Stock depends on a complex series of events that are beyond our control and that may or may not occur. Actual results for any period may or may not approximate any assumptions that are made and may differ significantly from such assumptions. We can provide no assurance or prediction as to our future profitability or to the ultimate success of an investment in our Common Stock. If we become a public reporting company, we are subject to new corporate governance and internal control reporting requirements, and our costs related to compliance with, or our failure to comply with existing and future requirements, could adversely affect our business.

We may face new corporate governance requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act of 2010, as well as new rules and regulations subsequently adopted by the Securities and Exchange Commission (the "SEC") and the Public company Accounting Oversight Board. These laws, rules, and regulations continue to evolve and may become increasingly stringent in the future. We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). We will be a smaller reporting company as defined in Rule 12b-2 under the Exchange Act. Section 404 requires us to include an internal control report with our Annual Report on Form 10-K. The report must include management's assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Failure to comply, or any adverse results from such evaluation, could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our securities. We will strive to continuously evaluate and improve our control structure to help ensure that we comply with Section 404. The financial cost of compliance with these laws, rules, and regulations is expected to remain substantial. We cannot assure you that we will be able to fully comply with these laws, rules, and regulations that address corporate governance, internal control reporting, and similar matters. Failure to comply with these laws, rules, and regulations could materially adversely affect our reputation, financial condition, and the value of our securities.

If we become a public company, we will have significant operating costs relating to compliance requirements and our management is required to devote substantial time to compliance initiatives.

Our management has only limited experience operating as a public company. To operate effectively, we will be required to continue to implement changes in certain aspects of our business and develop, manage, and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could have a material adverse effect on our business, financial condition, and results of operations.

The Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules subsequently implemented by the SEC, impose various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

Because there is no existing market for our Common Stock, the Pre-Money Valuation in which we complete the sale of Shares contemplated in this Offering may not be indicative of the market price of our Common Stock after the offering, which may decrease significantly.

There is currently no public market for our Common Stock, and an active trading market may not develop or be sustained after this offering or in the foreseeable future. The valuation under which this Offering is made may not be indicative of the market price for our Common Stock after the financing if and when the company completes a reverse merger. If our shares become publicly traded, we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, and the lack of an active market might reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them.

If shares of our Common Stock were publicly traded, the market price of our Common Stock could fluctuate significantly as a result of a number of factors, including:

- fluctuations in our financial performance

- economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies

- changes in financial estimates and recommendations by securities analysts following our Common Stock or comparable companies

- earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies

- changes in business or regulatory conditions affecting us, participants in our industry or comparable companies

- changes in accounting standards, policies, guidance, interpretations or principles

- announcements or implementation by our competitors or us of acquisitions, technological innovations or new products, or other strategic actions by our competitors

- trading volume of our Common Stock or the sale of stock by our management team, directors or principal shareholders

- limited "public float" in the hands of a small number of persons whose sales (or lack of sales) could result in positive or negative pricing pressure on the market price for our Common Stock

- actual or anticipated variations in our quarterly operating results

- our ability to obtain adequate working capital financing

- changes in market valuations of similar companies

- changes in applicable laws or regulations, court rulings, enforcement and legal actions

- loss of any strategic relationships

- additions or departures of key management personnel

- actions by our stockholders (including transactions in our shares)

- speculation in the press or investment community

- increases in market interest rates, which may increase our cost of capital

- changes in our industry

- competitive pricing pressures; and

- our ability to execute our business plan and other external factors.

In addition, the securities markets have from time -to -time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations.

Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

If we undertake business combinations and acquisitions, they may be difficult to integrate, disrupt our business, dilute stockholder value or divert management's attention.

We may support our growth through acquisitions of complementary businesses, services or technologies in the future. Future acquisitions involve risks, such as:

- misjudgment with respect to the value, return on investment or strategic fit of any acquired operations or assets

- challenges associated with integrating acquired technologies, operations and cultures of acquired companies

- exposure to unforeseen liabilities

- diversion of management and other resources from day-to-day operations

- possible loss of key employees, customers, suppliers and partners

- higher than expected transaction costs

- potential loss of commercial relationships and customers based on their concerns regarding the acquired business or technologies, and

- additional dilution to our existing stockholders if we use our capital stock as consideration for such acquisitions.

As a result of these risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or substantially all of the proceeds from this offering, to pay the purchase price for acquisitions. Subject to the provisions of our existing indebtedness, it is possible that we could incur additional debt or issue additional equity securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

We do not anticipate paying any dividends on our Common Stock or Preferred Stock.

We do not anticipate paying any cash dividends on our Common Stock or Preferred Stock in the foreseeable future. If we do not pay cash dividends, you could receive a return on your investment in our Preferred Stock only if the fair market price of our Preferred Stock has increased when you sell your shares. We are not a publicly traded company and therefore the market for our shares is illiquid which may make it difficult to sell shares.

Lack of Registration; Limited Liquidity; No Secondary Market.

The Shares have not been registered under the Securities Act or under the securities or "blue sky" laws of any state and, therefore, are subject to transfer restrictions. In connection with your purchase of Shares, you must represent that you are purchasing the Shares for investment purposes only and not with a view toward resale or distribution. Neither the company nor the Directors have any plans or has assumed any obligation to register the Shares. Accordingly, the Shares may only be transferred in accordance with this Agreement and the Bylaws.

An investment in the company is suitable only for sophisticated investors who have no need for current liquidity. An investment in the company provides limited liquidity since Shares are not freely transferable and holders of Common Stock ("Common Stock Shareholders") may not withdraw capital from the company. There is no secondary market for Shares. The ability of the company to make distributions depends on its ability to attract and retain customers, which in turn depends on a number of factors, including some beyond the company's control. Nobody guarantees that you will receive payments and you might lose some or all of your investment.

No Public Trading Market.

There is no public trading market whatsoever for the Shares. The Shares are not quoted in the over-the-counter markets or listed on any stock exchange. Therefore, outstanding Shares cannot be offered, sold, pledged or otherwise transferred except in privately arranged transactions and then only if the transaction complies with the terms of this Agreement and the Bylaws. The company provides no assurance that an active trading market will develop in the future. If you purchase Shares in the offering, you may not be able to resell them.

There can be no assurance that any form of merger, combination, or sale of the company will take place, or that any merger, combination, or sale would provide liquidity for the Purchasers. Furthermore, the Corporation may be unable to register securities for resale by the Shareholders for legal, commercial, regulatory, market-related or other reasons. Purchasers could be unable to sell the Shares.

U.S. REGULATORY MATTERS

Regulation of Blockchain technology and digital assets is being contemplated by the United States at the federal level through a number of regulatory agencies, as well as in respect of certain individual states. However, at present, the United States does not have a clear or workable regulatory infrastructure in respect of digital assets, instead relying largely on existing securities laws. In contrast, globally, many jurisdictions, including the EU and Australia, are actively pursuing regulation that meets the specific needs of the digital asset and crypto currency markets, ensuring that investors and other stakeholders are well-protected.

Aurox has considered whether it is required to register, in any capacity, under the relevant securities, commodity futures or derivatives legislation of the United States and specifically whether the Company is an "investment company" under the laws of the United States.

Registration as either a broker or dealer under Section 3(a)(4)(A) of the Exchange Act or as an investment company under the Investment Company Act of 1940 turns, as an initial matter, on whether or not the Company supports, custodies, intermediates, or facilitates, in any fashion, transactions involving "securities," as defined in section 2(a)(1) of the Securities Act of 1933.

In particular, the Company performs internal due diligence in respect of supported digital assets, as well as digital assets that have been proposed for inclusion on the Company's platform, to determine the potential regulatory treatment of such digital assets.

The Company's platform currently only facilitates 'spot' transactions in digital assets. The Company does not provide any digital asset transactions on a leveraged, margined, or financed basis. Spot transactions are not considered Retail Commodity Transactions, and therefore the Company is not subject to the registration and CFTC oversight considerations outlined above.

The Company's conclusion that it is not subject to the aforementioned additional CFTC oversight and registration provisions is based upon (a) the plain language of the CEA as well as (b) the Company's ongoing review and analysis of relevant CFTC guidance.

Notwithstanding these due diligence efforts, the Company recognizes that the legal regime surrounding digital assets in the U.S. is evolving. Digital assets are a relatively new asset class, and the SEC and CFTC have not developed definitive and comprehensive regulatory regimes targeted specifically to digital assets. Rather, the SEC has communicated to industry participants that it will apply existing securities laws, including the four-part Howey Test developed by the U.S. Supreme Court for determining whether an "investment contract" constitutes a security, to digital assets.

Given that the fact-based Howey Test is almost 75 years old, was not designed with digital assets in mind, and remains largely legally 'untested' with very limited case law in this particular context, it is possible that the SEC could come to a different conclusion than the Company in respect of a particular digital asset.

A particular crypto asset's status as a "security" in any relevant jurisdiction is subject to a high degree of uncertainty and if the Company is unable to properly characterize a crypto asset, the Company may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect the Company's business, operating results, and financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a "security" under the U.S. federal securities laws. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

In public statements, though not formal rulemaking, certain SEC officials have indicated their view that certain digital assets are securities. Indeed, particularly in respect of the SEC, much of the approach with respect to digital assets has emphasized enforcement over rulemaking. However, public statements by senior SEC officials (which again are distinct from official policy statements) have indicated that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current form). Senior SEC officials have not provided similar guidance on crypto assets beyond Bitcoin and Ethereum, resulting in significant uncertainty with respect to essentially all other crypto assets, including certain assets that the company may utilize.

In addition, it is possible that the SEC, CFTC, or other state or federal regulator could publish additional regulatory guidance that alters the Company's regulatory obligations, or that the U.S. implements a comprehensive regulatory regime in respect of digital asset businesses. Such developments could materially alter the Company's registration requirements, require it to remove certain digital assets from its platform or require it to cease certain aspects of its operations.

While Aurox does not currently offer lending or margin-based products, the Company is aware of, and closely monitoring, recent industry developments pertaining to adverse financial circumstances impacting certain digital asset-focused institutions. Though Aurox's business model, revenue structure and risk profile are, and will remain, distinct from such institutions, in the event that the Company develops such lending or margin-related products in the future, the Company will seek to diligently follow any associated regulations, guidance and other developments. Furthermore, while Aurox is not an exchange and does not itself offer such products or services, the Company collaborates with exchange providers with respect to certain Aurox Terminal services. As a result, the Company is closely monitoring conditions impacting such exchange entities.

Material U.S. Federal Income Tax Considerations

If you are considering the purchase of our Common Stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our Common Stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Giorgi Khazaradze	CEO	Since Nov. 30, 2021	full-time
Taras Motsnyy	COO	Since Nov. 30, 2021	full-time
Ziga Naglic	CTO	Since Nov. 30, 2021	full-time
Directors:			
Giorgi Khazaradze	President	Since Nov. 30, 2021	as needed
Taras Motsnyy	Vice President	Since Nov. 30, 2021	as needed
Ziga Naglic	Secretary	Since Nov. 30, 2021	as needed

GIORGI KHAZARADZE is currently employed with the Issuer and its affiliate Aurox LLC.

Positions and offices currently held with the issuer:

- Position: Director, President
- Dates of Service: November 30, 2021 – Present
- Responsibilities: Member of the Board of Directors of Aurox Holdings, Inc.

- Position: Founder & Chief Executive Officer ("CEO")
- Dates of Service: November 30, 2021 – Present
- Responsibilities: CEO (annual salary: $60,000, fully diluted ownership: 26.31%). Annual Salary excludes any amounts that may be derived pursuant to the IP License Agreement between the Company and Aurox LLC, which provides for an annual payment of $120,000.00 to the LLC in exchange for the intellectual property upon which the Company's platform is based.

Other business experience in the past three years:

- Employer: Aurox LLC
- Title: Founder
- Dates of Service: 2017 - Present
- Responsibilities: Operations and programmer

TARAS MOTSNYY is employed with the Issuer and its affiliate Aurox LLC.

Positions and offices currently held with the Issuer:

- Position: Director, Vice President
- Dates of Service: November 30, 2021 – Present
- Responsibilities: Member of the Board of Directors of Aurox Holdings, Inc.

- Position: Founder & Chief Operating Officer ("COO")
- Dates of Service: November 30, 2021 – Present
- Responsibilities: COO (annual salary: $60,000, fully diluted ownership: 26.31%). Annual salary excludes any amounts that may be derived pursuant to the IP License Agreement between the

Company and Aurox LLC, which provides for an annual payment of $120,000.00 to the LLC in exchange for the intellectual property upon which the Company's platform is based.

Other business experience in the past three years:

- Employer: Aurox LLC
- Title: Founder
- Dates of Service: 2017 - Present
- Responsibilities: Operations and programmer

ZIGA NAGLIC is currently employed by the Issuer and its affiliates Aurox LLC and SWT Development Ltd, and with the ad agency he co-founded named Adplexity (also known as AdIntelligence Ltd.)

Positions and offices currently held with the issuer:

- Position: Director, Secretary
- Dates of Service: November 30, 2021 – Present
- Responsibilities: Member of the Board of Directors of Aurox Holdings, Inc.

- Position: Founder & Chief Technology Officer ("CTO")
- Dates of Service: November 30, 2021 – Present
- Responsibilities: CTO (annual salary: $60,000, fully diluted ownership: 26.31%). Annual salary excludes any amounts that may be derived pursuant to the IP License Agreement between the Company and Aurox LLC, which provides for an annual payment of $120,000.00 to the LLC in exchange for the intellectual property upon which the Company's platform is based.

Other business experience in the past three years:

- Employer: Aurox LLC
- Title: Founder
- Dates of Service: 2017 - Present
- Responsibilities: Operations and programmer

- Employer: SWT Development Ltd. (Abu Dhabi)
- Title: Director
- Dates of Service: February 2021 - Present
- Responsibilities: Creator and owner of the Aurox Utility Token (100% of the shares in SWT Development Ltd. are owned by Ziga)

- Employer: Adplexity Ltd (Hong Kong)
- Title: Co-Founder
- Dates of Service: 2017 - Present
- Responsibilities: Operations

COMPANY ADVISORS

The company has two (2) external advisers who were granted Restricted Stock Units ("RSUs").

The first advisor was granted up to 375,000 RSUs on June 1, 2022, with the following vesting schedule:

1. *Time and Service Based Requirement:* Provided Participant is in Continuous Service Status on each applicable date, the Time and Service Based Requirement will be satisfied as to 1/36th of the Total Number of RSUs on the one-month anniversary of the Vesting Start Date and on each subsequent Monthly Installment Date. "***Monthly Installment Date***" shall mean the 30th day of each of a given calendar month.

2. *Liquidity Event Requirement:* The Liquidity Event Requirement will be satisfied on the first to occur of:

    i.   the date that is the earlier of (x) the first Monthly Installment Date that is after the six (6) month anniversary of the effective date of an initial public offering of the company's securities ("***IPO***")

    ii. a Change in Control (the earlier of (i) and (ii) being an "***Initial Vesting Event***").

The second advisor was granted up to 25,000 RSUs on October 15, 2022, with the following vesting schedule:

1. *Time and Service Based Requirement:* Provided Participant is in Continuous Service Status on each applicable date, the Time and Service Based Requirement will be satisfied as to 1/36th of the Total Number of RSUs on the one-month anniversary of the Vesting Start Date and on each subsequent Monthly Installment Date. "***Monthly Installment Date***" shall mean the 30th day of each of a given calendar month.

2. *Liquidity Event Requirement:* The Liquidity Event Requirement will be satisfied on the first to occur of:

    i.   the date that is the earlier of (x) the first Monthly Installment Date that is after the six (6) month anniversary of the effective date of an initial public offering of the company's securities ("***IPO***")

    ii. a Change in Control (the earlier of (i) and (ii) being an "***Initial Vesting Event***").

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of January 18, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Giorgi Khazaradze	3,333,334 shares of common stock and 1 share of Series X Preferred Stock [1]	Founders collectively have 97.56% [3] of the voting power; individually have 26.31% of the voting power [2]
Taras Motsnyy	3,333,333 shares of common stock and 1 share of Series X Preferred Stock [1]	Founders collectively have 97.56% [3] of the voting power; individually have 26.31% of the voting power [2]
Ziga Naglic	3,333,333 shares of common stock and 1 share of Series X Preferred Stock [1]	Founders collectively have 97.56% [3] of the voting power; individually have 26.31% of the voting power [2]

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[1]   *Holders of the Series X Preferred Stock are granted 10 votes for every 1 share of common stock owned.*
[2]   *Each founder owns 1 share of the Series X Preferred Stock out of the 10 shares designated in this Series. As of October 6, 2022, one founder has 3,333,334 votes and two founders each have 33,333,333 votes compared to the 1 vote each per share granted to the 2,500,000 shares of outstanding common stock owned by 21 investors.*
[3]   *Giving effect to the Series X Preferred Stock.*

The following table describes our capital structure as of October 6, 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available
Common Stock	90,000,000 [1]	12,500,000 [2]	1,419,000 [5]	76,081,000
Blank Check Preferred Stock	9,999,910 [3]	0	0	9,999,990
Series X Preferred Stock	10 [4]	3	0	7

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[1]   *The company has authorized 90,000,000 shares of common stock, $0.01 par value. As of the date of this Form C, the company had 12,500,000 shares of common stock issued and outstanding. Common stock transactions during the period from inception through March 31, 2022*

[2]   *The initial capitalization of the company consisted of 999 shares of common stock granted to the company's three founders. Effective December 30, 2021, the company's Board of Directors approved a 10,010-for-1 stock split of the company's common stock; this resulted in the issuance of an additional 9,998,991 shares of common stock. The company also issued a total of ten shares in conjunction with the stock split to round the total number of shares outstanding to 10,000,000. In connection with the recapitalization, the company debited retained earnings for $100,000. The effect of the stock split is presented on a retroactive basis in the audited financial statements*

From January 18, 2022, through March 22, 2022, the company received cash in the amount of $4,825,000 from 22 investors pursuant to a private placement of 2,412,500 shares of common stock at a price of $2.00 per share. This amount is recorded as Common Stock Subscribed on the company's balance sheet on March 31, 2022

In April 2022, the company received cash proceeds of $175,000 for the sale of 87,500 shares of common stock at a price of $2,.00 per share. The sale of the additional shares brought the total amount of common shares issued during the Regulation D offering to 2,500,000

[3]   *The company is authorized to issue 10,000,000 shares of Preferred stock, par value $0.01. The company has designated 10 shares of preferred stock as Series X. The Series X Preferred Stock shall be non-equity shares with a par value of $0.01 per share. Each holder of one share of the Series X Preferred Stock shall have the right to vote on all matters submitted for a vote*

to shareholders of the company and shall have the right to vote to the extent of ten times the number of shares of common stock owned by the holder

[4] Series X Preferred Stock: On December 27, 2021, the company issued 1 share of Series X Preferred stock to each of its 3 founders. As of the date of this Form C, there are 3 shares of Series X Preferred stock issued and outstanding

[5] On June 1, 2022, the company granted an award of Restricted Stock Units ("RSUs") to their Advisor. The vesting schedule is 1/36th of the total number of RSUs on the one-month anniversary of the Vesting Start Date and thereafter on the 30th of each month until fully vested

** Number of shares reserved for issuance in this offering (169,000) plus the number of shares reserved for issuance in the 2022 Equity Incentive Plan (1,250,000)

USE OF PROCEEDS

If we raise the <u>Target Amount</u>, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to tZero, legal, accounting, marketing and related expenses) will be approximately $72,000.

We plan to use the proceeds as identified below. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

60% - up to $106,800: Used for development from January 1, 2023 - February 28, 2023

40% - up to $71,200: Used for legal expenses related to proposed corporate finance strategy

If we raise the maximum offering amount (oversubscription), the net proceeds of this offering to the issuer, after the expenses of the offering (payment to tZero, legal, accounting, marketing and related expenses) will be approximately $252,000. The Company shall have the sole discretion to allocate any oversubscriptions that it accepts in the offering.

We plan to use the proceeds as identified below. The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

40% - up to $1,899,200: Used for development and hiring additional programmers

15% - up to $712,200: Used for legal expenses related to proposed corporate finance strategy

25% - up to $1,187,000: Used for marketing new software releases and driving traffic to the Aurox Protocol

20% - up to $949,600: Used for operations

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this offering memorandum forms a part. The financial statements dated November 30, 2021, to March 31, 2022, cover the date of formation to the end of the company's fiscal year and were audited by RBSM LLP. The interim financial statements dated April 1, 2022, through September 30, 2022, were supplied by the company and have not been audited, nor do they include the notes to the Financial Statements. The following discussion should be read in conjunction with the audited financial statement related notes included in this offering memorandum. The following discussion includes information based on Aurox's unaudited operating data and is subject to change once they have completed their fiscal year ending March 30, 2023, at which point Aurox will prepare their financial statements and their accountant will complete a financial audit of those statements.

The company's net losses for the year ended March 31, 2022, were $473,423. Aurox Holdings currently does not have a revenue stream and is funded by the Founders and from the $5,000,000 raised during the Regulation D private offering conducted during Q1 2022. On March 31, 2022, the company had working capital in the amount of $3,587,523.

Additionally, the company's audited financials did not include any expenses related to cost of goods.

The company's operating expenses consist of licensing fees, payroll, professional services, marketing and advertising, general and administrative costs. Operating expenses for fiscal year ending March 31, 2022, amounted to $473,423.

Since the end of the period covered by the financial statements, the company's primary focus is on increasing the number of users; therefore they have not started charging for any of their services. The operating losses for April 1-September 30, 2022 were $2,600,043.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from a private placement offering, this represents only a fraction of the money needed to operate the company, and profits are not likely for some time. Currently the company does not have any revenue streams and therefore does not have any sales data. The company has recorded losses from the time of inception in the total amount of $3,073,466.

The company was initially capitalized by equity investments from its shareholders in the amount of $2,500,000, plus additional loans made by the founders. There are no agreements in place documenting these loans nor the associated terms.

The company had approximately $1,445,240 cash on hand as of September 30, 2022. Currently, we estimate our burn rate (net cash out) to be on average of $150,000 per month.

Indebtedness

The company does not have any indebtedness.

RELATED PARTY TRANSACTIONS

Name	Nature of Relationship	Terms and Business Purpose of Transaction	Audited or Unaudited
Aurox LLC (owned by Giorgi, Ziga, and Taras)	License agreement for the Aurox Terminal	License agreement will be provided separately	Not included in audit
Aurox Token* (owned by SWT Development Ltd, of which Ziga is sole shareholder)	Neither Ziga, Aurox LLC, or Aurox Holdings profits from the utility token.*	The token was launched via an IDO on March 30, 2022.	Not included in audit
Adtelligence or Adplexisty (owned by Ziga Naglic)	Contracts some developers and makes payments to them	There is no agreement in place as of the date of this Form C	Not included in audit

* Confirmed by Aurox CEO, Giorgi Kharazadze.

During our last fiscal year, except as disclosed below, we did not enter into any transactions with related persons, promoters or certain control persons as covered by Item 404 of Regulation S-K.

On January 23, 2022, the company and Giorgi Khazaradze, Taras Motsnyy and Ziga Naglic entered into a *Founder's Shareholders Agreement* providing for, among other things, that each individual will vote his respective shares to elect and maintain in office a Board that includes each of Giorgi, Taras, and Ziga for so long as such persons are actively involved in the business of the company and devoting substantial time thereto.

On January 6, 2022 the company entered into an "*Intellectual Property License Agreement*" (the "IP License Agreement"), with Aurox LLC, a Wyoming entity formed and currently owned by the company's Founders ("Aurox LLC"). Aurox LLC was established in 2018 to develop certain intellectual property and other assets now utilized in the Aurox Ecosystem. The IP License Agreement covers certain technology and intellectual assets, including prior work related to the Aurox Terminal, Proprietary Indicators and Aurox Backend, upon which facets of the current Aurox Ecosystem are based (collectively, the "*LLC Technology*"). Although the company maintains the LLC Technology, all improvements, developments, advances and subsequent iterations of the LLC Technology occur within the company and are therefore directly controlled by the company. Pursuant to the IP License Agreement,

Aurox LLC granted a personal, worldwide, perpetual, irrevocable, non-exclusive, non-transferable, right and license to use the LLC Technology for any businesses in which the company is now or hereafter engaged, and to: (a) create derivatives of the LLC Technology; and (b) use, reproduce, distribute, perform and display the LLC Technology Pursuant to the IP License Agreement, the company is obligated to pay an annual fee of $120,000 to Aurox LLC for the LLC Technology.

On November 7, 2022, the company entered into a Token License Agreement (the "*Token License Agreement*") in respect of the Aurox Token with SWT Development Limited, a Limited Liability company incorporated in Masdar City, Abu Dhabi, United Arab Emirates ("SWT"), as well as Ziga, one of the company's Founders, in his capacity as an individual, resident in Dubai, United Arab Emirates. SWT, an entity wholly-owned and controlled by Ziga, owns all legal rights to the Aurox Token. The Aurox Token provides utility within the Aurox Ecosystem, including in respect of the Aurox Wallet and Aurox Terminal. The Token License Agreement grants a non-revocable, exclusive, transferable, perpetual worldwide license during the term of the Agreement to use the Aurox Token and related token assets including any trademarks for any lawful purpose within the Aurox Ecosystem, including to provide utility with regard to the Aurox Wallet and Aurox Terminal.

No fees or royalties are payable in any form under the Token License Agreement and the initial term of the license is for thirty (30) years and is subject to automatic renewal for subsequent thirty (30) year periods, without additional fee or royalty payment due.

The company contracts some developers who are employed by Adtelligence, but pays such individuals directly. Thus, the Company does not currently and does not anticipate in the future making payments to Adtelligence.

We have adopted a policy that any transactions with directors, officers or entities of which they are also officers or directors or in which they have a financial interest, will only be on terms consistent with industry standards and approved by a majority of the disinterested directors of the Board of Directors and based upon a determination that these transactions are on terms no less favorable to us than those which could be obtained by unaffiliated third parties. This policy could be terminated in the future. In addition, interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which approves such a transaction.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since April 1, 2022, which is the first day of the company's fiscal year:

- In April 2022, the company received cash proceeds of $175,000 for the sale of 87,500 shares of common stock at a price of $2,00 per share in reliance on Rule 506(b) of Regulation D under Section 4(a)(2) of the Securities Act of 1933. These shares were the remaining shares sold during the company's Regulation D offering that are detailed in the notes to the audited financial statements for year ended March 31, 2022. The 87,500 shares of common stock brought the total amount issued to 2,500,000 shares and the total amount raised to $5,000,000. These proceeds were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Aurox Holdings' Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to the company's Amended and Restated Certificate of Incorporation and Bylaws and applicable provisions in accordance with Title 7 of Nevada Revised Statutes.

General

The company's authorized securities consist of up to 90,000,000 shares of voting Common Stock, 10,000,000 shares of Preferred Stock, of which 10 shares have been designated as Series X Preferred Stock. As of December 31, 2022, there were 12,500,000 shares of voting Common Stock outstanding and 3 shares of voting Series X Preferred Stock outstanding. For this Regulation CF offering, the company is issuing voting Common Stock at $6.00 per share.

The differences between the 2,500,000 shares of Common Stock previously sold by the company through its private placement which closed in April 2022 and the Common Stock being offered are detailed in the table below:

2,500,000 Shares of Common Stock Previously Sold to Investors	Common Stock being offered in this Regulation CF
Investors shall have the right to lead a subsequent $10,000,000 financing.	This right is not granted to the investors of the Regulation CF offering.
Liquidity Event Contingency and Repurchase Request: Within twelve (12) months from the last Closing (dated April 30, 2022), the company shall use reasonable efforts to be publicly listed and have obtained an effective registration statement for the resale of the Investors' shares of Common Stock. In the event that the company is unwilling to effect the Going Public Event within 18 months of the Last Closing, then upon request from the undersigned, the company shall repurchase the undersigned's Securities offered in this Offering at a 30% premium to the Subscription Amount paid by the undersigned (the "Repurchase Request"); provided, however, that the Repurchase Request must be made prior to the 19-month anniversary from the Last Closing or else such Repurchase Request shall be forfeited by the undersigned.	This right is not granted to the investors of the Regulation CF offering.
Lock-Up Insiders: Insiders, officers, and affiliates agree to be locked up and not sell any shares (or any other equivalent transaction) for 12 months after closing.	This right is not granted to the investors of the Regulation CF offering.
Anti-Dilution: The shares of Common Stock will be subject to price protection.	This right is not granted to the investors of the Regulation CF offering.
Right of First Refusal: The investors will have a Right of First Refusal on any offering of securities or financing for 12 months after Closing.	This right is not granted to the investors of the Regulation CF offering.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding, shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of Common Stock have no preferences or rights of cumulative voting, conversion, or pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of Common Stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The current amended and restated certificate authorizes the Company to issue 10,000,000 shares of Preferred Stock.

The Company has designated ten (10) shares of its Series X Preferred Stock, of which three (3) shares have been issued, one to each of the Company's Founders. The Series X Preferred Stock is not convertible and does not provide the holder with any equity interest in the Company. The Series X Preferred Stock entitles each of the Founders the rights to vote to the extent of ten times (10x) of the Common Stock that they each own at any general or special meeting of shareholders.

Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of Common Stock, could adversely affect the rights and powers, including voting rights, of the Common Stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

What it Means to be a Minority Holder

As an investor in this round of Common stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of Securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected VStock, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION AND ANTI-DILUTION

The shares of Common Stock purchased by investors during the Regulation D offering are subject to price protection.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

Pre-money valuation: $75,000,000.

Valuation details: The valuation was decided based on competitor analysis, projections of revenue, the state of the company, previous round raise and the value of the strategic investors participating in the corporate development.

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

> *Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

> *Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

> *Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined internally.

REGULATORY INFORMATION

Disqualification

Neither the company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's investor relations page located at https://investors.getaurox.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the Termination Date to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Closings Generally. Upon receipt of the Target Amount in escrow, held with tZero ATS as escrow agent, investor funds will be disbursed to the company, and securities shall be disbursed to investors, following release from escrow held at the intermediary.

Credit Card Payments. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Selling Restrictions

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of Common Stock may be made to the public in that Relevant Member State other than:

- To any legal entity which is a qualified investor as defined in the Prospectus Directive;

- To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

- In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Common Stock shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Common Stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any Common Stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Common Stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This offering circular has been prepared on the basis that any offer of Common Stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Common Stock. Accordingly, any person making or intending to make an offer in that Relevant Member State of Common Stock which are the subject of the Offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for us to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Common Stock in circumstances in which an obligation arises for us to publish a prospectus for such offer.

For the purpose of the above provisions, the expression "an offer to the public" in relation to any Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Stock to be offered so as to enable an investor to decide to purchase or subscribe the Common Stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in the Netherlands

The Common Stock may not be offered or sold in The Netherlands to any persons other than qualified investors within the meaning of the Prospectus Directive. For purposes of the above, the expression "Prospectus Directive" shall have the meaning given to it in the paragraph "Notice to Prospective Purchasers in the European Economic Area" above.

Notice to prospective investors in Germany

The offering of the Common Stock offered hereby is not a public offering in the Federal Republic of Germany. The Common Stock may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), as amended, and any other applicable German law. No application has been made under German law to publicly market the securities in or out of the Federal Republic of Germany. The securities are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this offering circular is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. The securities will only be available to persons who, by profession, trade or business, buy or sell the securities offered hereby for their own or a third-party's account.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the Common Stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

- released, issued, distributed or caused to be released, issued or distributed to the public in France; or

- used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

- to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

- to investment services providers authorized to engage in portfolio management on behalf of third parties; or

- in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Italy

The offering of the shares of Common Stock offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa ("CONSOB") pursuant to Italian securities legislation and, accordingly, the shares of common stock offered hereby cannot be offered, sold or delivered in the Republic of Italy ("Italy") nor may any copy of this prospectus or any other document relating to the shares of common stock offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the shares of common stock offered hereby or distribution of copies of this prospectus or any other document relating to the shares of common stock offered hereby in Italy must be made:

- by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the "Banking Act");

- in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

- in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

For the avoidance of doubt, this offering circular is not a financial promotion intended for non-relevant persons or an invitation or inducement for a non-relevant person to engage in investment activity. Investments will only be accepted from relevant persons.

Relevant persons shall not seek advice from tZERO Markets, LLC on the merits of this investment. If such advice is sought from tZERO Markets, LLC, it shall be declined. Relevant persons should seek investment advice from authorized persons under the laws of the United Kingdom.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This offering circular does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Common Stock may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Common Stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Common Stock must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Updates

Information regarding updates to the offering and to subscribe can be found here: https://www.tzero.com/issuance/asset/42294

Defined Terms

Unless the context otherwise requires, references in this document to "we," "us," "our," the "Registrant", the "Company," "Aurox" and "Aurox Holdings" refer to Aurox Holdings Inc. and its subsidiaries.

In addition, unless the context otherwise requires:

"Blockchain" is a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the Blockchain.

"crypto" is a broad term for any cryptography-based market, system, application, or decentralized network.

"crypto asset (or 'token')" refers to any digital asset built using Blockchain technology, including cryptocurrencies, stablecoins, and security tokens.

"cryptocurrency" refers to Bitcoin and alternative coins, or 'altcoins', launched after the success of Bitcoin. This category of crypto asset is designed to work as a medium of exchange, store of value, or to power applications and excludes security tokens.

"cryptoeconomy" is a new open financial system built upon crypto.

"DAOs" is short for to Decentralized autonomous organizations, which enable on-chain digital collaboration for any endeavor, from an informal club to a corporation and even a digital country.

"DeFi" is short for Decentralized Finance. Peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance, and more through smart contracts.

"DEX" is short for a Decentralized Exchange, a type of exchange that allows peer-to-peer transactions directly between digital wallets without the use of intermediaries.

"Ethereum" is a decentralized global computing platform that supports smart contract transactions and peer-to-peer applications, or "Ether," the native crypto assets on the Ethereum network.

"EVM" refers to Ethereum Virtual Machine, a piece of software that executes smart contracts and computes the state of the Ethereum network after each new block is added to the Blockchain.

"Exchange Act" refers to the Securities Exchange Act of 1934, as amended.

"Founders" refers to Giorgi Khazaradze, Taras Motsnyy, and Ziga Naglic.

"NFT" A Non-Fungible Token is a unique digital identifier that cannot be copied, substituted, or subdivided, that is recorded in a Blockchain, and that is used to certify authenticity and ownership.

"Non-custodial" refers to a type of crypto wallet wherein the individual user has sole control of all keys and information that controls the cryptocurrency within the wallet, instead of a "custodial" wallet, where a third-party, such as the exchange, has access to all keys and information as well.

"Pair" refers to assets that can be traded for each other on a specific exchange.

"Proprietary Indicators" refers to: (i) the Aurox Indicator, the company's original indicator developed based on specific data points; (ii) the Aurox AI (Artificial Intelligence) Indicator, the Aurox Indicator with an optimized AI engine; (iii) the Directional Moving Indicator, an algorithm; and (iv) the Demand Index. These Indicators are Aurox's tools that provide technical analysis to assist users in predicting the price movement of crypto assets with greater accuracy.

"Protocol" refers to a type of smart contract software deployed on the Blockchain that serves a specific function.

"SEC" or the "Commission" refers to the United States Securities and Exchange Commission.

"Securities Act" refers to the Securities Act of 1933, as amended.

"Smart contract" Software that digitally facilitates or enforces a rules-based agreement or terms between transacting parties.

"Trading Platform" refers to a platform through which you can buy, sell, transfer, trade, or exchange cryptocurrencies.

"UI" refers to User Interface.

"Wallet" A place to store public and private keys for crypto assets. Wallets are typically software, hardware, or paper-based, and can be custodial or non-custodial.

"Wallet user" A retail user who has established an account with a private key on our non-custodial software-based product.

"Web3" is the new iteration of the "World Wide Web," focused on enhancing the Internet with additional decentralization, privacy, security, and machine learning.

FINANCIAL STATEMENTS




805 Third Avenue
Suite 1430
New York, NY 10022

212.838.5100
212.838.2676/Fax

www.rbsmllp.com


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aurox Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Aurox Holdings, Inc. (the "Company") as of March 31, 2022, and the related statements of operations, stockholders' equity, and cash flows for the period from November 30, 2021 (Inception) through March 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the period from November 30, 2021 (Inception) through March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared to assume that the Company will continue as a going concern. As discussed in Note 2 to the accompanying financial statements, the Company must raise significant funds in order to pay its outstanding debt and meet its other obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

RBSM LLP

This is our first year to serve as the Company's auditor.
New York, NY
August 26, 2022
PCAOB ID Number 587


AUROX HOLDINGS INC.
BALANCE SHEETS


		March 31, 2022
ASSETS		
Current assets		
Cash	$	3,888,185
Prepaid expenses		9,106
Total Current Assets		3,897,291
Intangible assets - digital currency		13,043
Intangible assets - capitalized software		751,011
Total intangible assets		764,054
Total Assets		4,661,345
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities		219,768
Accrued liability - software license, related party		90,000
Total current liabilities		309,768
Total liabilities		309,768
Stockholders' equity (deficit)		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, 10,000,000 shares designated Series X, 3 shares issued and outstanding at March 31, 2022		-
Common stock, $0.01 par value, 90,000,000 shares authorized, 10,000,000 shares issued and outstanding at March 31, 2022		100,000
Common stock subscribed		4,825,000
Additional paid-in capital		-
Accumulated deficit		(573,423)
Total stockholders' equity		4,351,577
Total liabilities and stockholders' equity	$	4,661,345


The accompanying notes form an integral part of these financial statements.


AUROX HOLDINGS INC.
STATEMENT OF OPERATIONS

	For the period from November 30, 2021 (inception) through March 31, 2022
Operating expenses:	
General and administrative	$ 473,423
Total operating expenses	473,423
Loss from operations	(473,423)
Income (loss) before provision for income taxes	(473,423)
Provision for income taxes	-
Net income (loss)	$ (473,423)
Net loss per share – basic and diluted	$ (0.05)
Weighted average shares outstanding – basic and diluted	10,000,000

The accompanying notes form an integral part of these financial statements.

AUROX HOLDINGS INC.
STATEMENT OF STOCKHOLDERS' DEFICIENCY
FOR THE PERIOD FROM INCEPTION (NOVEMBER 30, 2021) TO MARCH 31, 2022

	Preferred Stock		Common Stock		Common Stock Subscribed	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount	Shares	Amount				
Balance, November 30, 2021 (inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Common stock issued to founders	-	-	10,000,000	100,000	-	-	(100,000)	-
Series X Preferred Stock issued to founders	3	-	-	-	-	-	-	-
Common stock issued for cash	-	-	-	-	4,825,000	-	-	4,825,000
Net loss	-						(473,423)	(473,423)
Balance, March 31, 2022	3	$ -	10,000,000	$ 100,000	$ 4,825,000	$ -	$ (573,423)	$ 4,351,577

The accompanying notes form an integral part of these financial statements.

AUROX HOLDINGS INC.
STATEMENTS OF CASH FLOWS

	For the period from November 30, 2021 (inception) through March 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (473,423)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(9,106)
Digital currency	(13,043)
Accounts payable	219,768
Net cash used in operating activities	(275,804)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash paid for software license	(20,000)
Cash paid for software development	(641,011)
Net cash used in investing activities	(661,011)
CASH FLOWS FROM FINANCING ACTIVITIES	
Common stock issued for cash	4,825,000
Net cash provided by financing activities	4,825,000
Net increase in cash	3,888,185
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 3,888,185
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ -
Income taxes paid	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Issuance of 3 shares of Series X Preferred Stock - related parties	$ -
Capitalized software license and liability, related party	$ 110,000

The accompanying notes form an integral part of these financial statements.

AUROX HOLDINGS INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2022

1. Nature of Operations

Aurox Holdings Inc. (the "Company") was incorporated under the laws of the State of Nevada on November 30, 2021. The Company's three founders (the "Founders") each initially owned approximately one-third of the initial capitalization. The Company intends to market the Aurox all-in-one cryptocurrency terminal (the "Aurox Trading Platform") that integrates data, content, and strategies to help crypto traders make better decisions. The Company licenses the Aurox Trading Platform from Aurox, LLC, a company controlled by the Founders.

COVID-19

The recent outbreak of the coronavirus, also known as "COVID-19", has spread across the globe and is impacting worldwide economic activity. Conditions surrounding the coronavirus continue to rapidly evolve and government authorities have implemented emergency measures to mitigate the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's business operations cannot be reasonably estimated at this time. As at the approval date of these consolidated financial statements, the outbreak and the related mitigation measures have taken and the extent to which these events may further impact the Company's business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in United States and other countries to contain and treat the disease. These events are highly uncertain and as such, the Company cannot determine the ultimate financial impacts at this time. Any deterioration in the current situation could have an adverse impact on our business, results of operations, financial position and cash flows in 2022.

2. Financial Condition and Going Concern

While these financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business, adverse conditions could cast doubt upon the validity of this assumption. At March 31, 2022 the Company has working capital in the amount of $3,587,523, and has incurred losses since inception resulting in an accumulated deficit of $573,423. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the financial statements.

Through March 31, 2022, the Company has raised gross proceeds in the amount of $4,825,000 from the sale of its common stock. In order to meet its corporate and administrative expenses for the coming year, the Company will be required to raise funds through additional financing. Although the Company has been successful in raising funds, there is no certainty that the Company will be successful in the future.

If the going concern assumption was not appropriate for these financial statements, then adjustments might be necessary to the carrying values of assets and liabilities, the reported loss and the balance sheet classifications used. These adjustments could be material. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

3. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying financial statements and notes.

Basis of Presentation

The accompanying financial statements include the accounts of Aurox Holdings Inc. and are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC").

Prepaid expenses

Prepaid expenses represent future expenses paid in advance, until the associated benefits are realized, the future expense remains at current asset within the next twelve months and non-current asset after twelve months. Since prepaid expenses are categorized as "current and non-current" assets, the benefits associated with the products or services paid for upfront are expected to be used for the next twelve months and thereafter. Once the benefits of the assets are gradually realized, the prepaid expense is reduced as the asset is expensed off on the statement of operations.

Digital Assets Translations and Impairments

Digital assets are included in the balance sheets as current assets, and are recorded at cost less impairment. The Company assesses impairment of digital assets quarterly if the fair value of digital assets is less than its cost basis. The Company recognizes impairment losses on digital assets caused by decreases in fair value using the lowest U.S. dollar spot price of the related digital asset as of each reporting date. Such impairment in the value of digital assets are recorded as a component of costs and expenses in our statements of operations. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Gains and subsequent reversal of impairment losses are not permitted.

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Our short-term financial instruments, including cash, other assets and accounts payable and accrued expenses consist primarily of instruments without extended maturities, the fair value of which, based on management's estimates, reasonably approximate their book value. The fair value of our notes and advances payable is based on management estimates and reasonably approximates their book value based on their current maturity.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates include the recoverability and useful lives of long-lived assets, the fair value of the Company's stock, stock-based compensation, intangible assets impairment and the valuation allowance related to deferred tax assets. Actual results may differ from these estimates.

Forward Stock Split

Effective December 30, 2021, the Company's Board of Directors approved a 10,010-for-1 stock split of the Company's common stock. The Company had 999 shares of common stock outstanding immediately prior to the forward split, and 10,000,000 shares of common stock outstanding immediately after the split, an increase of 9,999,001. Ten additional shares were issued to the common stockholders in order to round the total shares outstanding to 10,000,000. All share or per share information is stated on a post-forward split basis.

Net Loss per Common Share

The Company computes net loss per share under Accounting Standards Codification subtopic 260-10, Earnings Per Share ("ASC 260-10"). Basic net income (loss) per common share is computed by dividing net loss by the weighted average number of shares of common stock. Diluted net loss per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. There is no effect on diluted loss per share since there are no common stock equivalents outstanding as of March 31, 2022.

Revenue Recognition

It is the Company's policy that revenue from product sales or services will be recognized in accordance with Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC" 606. A five-step analysis a must be met as outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

Stock Based Compensation

We recognize the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the consolidated financial statements over the period during which employees are required to provide services. Share-based compensation cost for stock options are estimated at the grant date based on each option's fair-value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. Share-based compensation arrangements may include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Equity instruments issued to those other than employees are recognized pursuant to FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU relates to the accounting for non-employee share-based payments. The amendment in this update expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to: (1) financing to the issuer; or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts from Customers. The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the goods or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other consolidated financial statements. As of March 31, 2022, the Company reported no comprehensive income or loss.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The Company adopted the provisions of Accounting Standards Codification ("ASC") Topic 740-10, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company's financial statements as of March 31, 2022.

Research and development

In accordance with ASC 730, "Research and Development", the Company expenses all research and development costs as incurred. The Company had incurred $0 of research and development costs for the period of inception (November 30, 2021) through March 31, 2022.

Long-Lived Assets

The Company reviews its long-lived assets, including property and equipment and any identifiable intangibles, for impairment utilizing the guidance set forth in the Statement of Financial Accounting Standards Board ASC 350 "Intangibles – Goodwill and Other" and ASC 360 "Property, Plant, and Equipment". Long-lived assets are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Topic ASC 360, "Property, Plant and Equipment". Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset using a discount rate determined by management to be commensurate with the risk inherent to our current business model.

The Company had Intangible Assets – Capitalized Software in the amount of $751,011 at March 31, 2022.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Gains and losses from the retirement or disposition of property and equipment are included in operations in the period incurred. Maintenance and repairs are expensed as incurred.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes demand deposits, saving accounts and money market accounts. The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash and cash equivalents.

Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the consolidated financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Recently Issued Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU relates to the accounting for non-employee share-based payments. The amendment in this update expands the scope of Topic 718 to include all share-based payment transactions in which a grantor acquired goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The ASU excludes share-based payment awards that relate to: (1) financing to the issuer; or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts from Customers. The share-based payments are to be measured at grant-date fair value of the equity instruments that the entity is obligated to issue when the goods or service has been delivered or rendered and all other conditions necessary to earn the right to benefit from the equity instruments have been satisfied. This standard will be effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. We adopted the provisions of this ASU on October 1, 2019. The adoption had no impact on our results of operations, cash flows, or financial condition.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, current U.S. GAAP requires the performance of procedures to determine the fair value at the impairment testing date of assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, the amendments under this ASU require the goodwill impairment test to be performed by comparing the fair value of a reporting unit with its carrying amount.

An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU becomes effective for the Company on October 1, 2018. The amendments in this ASU should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed. We are evaluating what impact, if any, the adoption of this guidance will have on our financial condition, results of operations, cash flows or financial disclosures.

In January 2016, the FASB issued Accounting Standards Update (ASU) 2016-01, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. We adopted the provisions of this ASU on October 1, 2018. The adoption had no impact on our results of operations, cash flows, or financial condition.

Accounting Standards Issued, Not Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning September 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement ("ASU 2018-13"), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements ("ASU 2018-18"), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

In March 2020, the FASB issued ASU 2020-03, "Codification Improvements to Financial Instruments": The amendments in this update are to clarify, correct errors in, or make minor improvements to a variety of ASC topics. The changes in ASU 2020-03 are not expected to have a significant effect on current accounting practices. The ASU improves various financial instrument topics in the Codification to increase stakeholder awareness of the amendments and to expedite the improvement process by making the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. The ASU is effective for smaller reporting companies for fiscal years beginning after December 15, 2022 with early application permitted. The Company is currently evaluating the impact the adoption of this guidance may have on its combined financial statements.

In August 2020, the FASB issued ASU 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40) related to the measurement and disclosure requirements for convertible instruments and contracts in an entity's own equity. The pronouncement simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity's own equity. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2021 and early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact that this standard will have on its combined financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40). ASU 2021-04 clarifies and reduces diversity in an issuer's accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The ASU provides guidance to clarify whether an issuer should account for a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange as (1) an adjustment to equity and, if so, the related earnings per share effects, if any, or (2) an expense and, if so, the manner and pattern of recognition. ASU 2021-04 is effective for annual beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on its combined financial statements.

In October 2021, the FASB issued guidance which requires companies to apply Topic 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. Public entities must adopt the new guidance for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact and timing of adoption of this guidance

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's financial position, results of operations or cash flows.

The Company evaluates events that have occurred after the balance sheet date but before the consolidated financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, except as disclosed below.

4. Intangible Assets – Digital Currency

We expect to receive payment for our services in the form cash and of digital currency, which is maintained in digital wallets; we also pay certain of our expenses in the form of digital currency. These digital transactions are recorded in USD at the closing price of the digital currency on the date of each transaction. At period end, the value of each digital currency is then compared to the closing price in effect on the last day of the period. Any increase in value is recorded as an unrealized gain, and is not recognized until the digital currency is disposed. Any decrease in value is recorded as an impairment to the value of the intangible asset. The amounts of digital currencies are summarized in the table below:

	March 31, 2022
Digital Currency	$ 13,043

At March 31, 2022, the Company had recorded unrealized gains in the amount of $5,466; during period of inception through March 31, 2022, the Company had reserves against future losses in the amount of $5,466.

5. Intangible Assets – Software Capitalization

On January 6, 2022, the Company entered into an intellectual property and license agreement (the "License Agreement") with Aurox, LLC (the "Vendor"). The Vendor is owned by the same three individuals as the Company. Pursuant to the License Agreement, the Company obtained the perpetual, non-exclusive, non-transferable right and license (the "License") to use and create derivatives of exclusive right to use, develop, and certain technology, primarily consisting of the Aurox Terminal. The Aurox Terminal is a cloud-based software engine that provides to users the ability to analyze, monitor, and chart cryptocurrencies across multiple centralized and decentralize exchanges. The Aurox Terminal is a non-custodial data only product, but it does allow users to place orders by linking their already existing centralized exchange accounts or their web3 wallet to the platform. The cost of the License is $10,000 per month. The Company is building additional features and capabilities into and related to the Aurox Terminal, with the intention of offering a suite of services (the "Platform") to its customers via the Company's website.

The Company hosts the Platform. The Company's customers will not take possession of the Platform and cannot run the Platform on their own hardware. For these reasons, pursuant to ASC 985-20, the Platform is considered a software hosting arrangement and the guidance of ASC 350-40 applies. Pursuant to ASC 350-40, the software development process is broken down into three stages:

1) Preliminary project stage: costs are expensed

2) Application development stage: costs are capitalized

3) Post-implementation – operation stage: costs are expensed

The Company was familiar with the Platform and with the additional capabilities they intend to develop at the time they acquired the License, and accordingly there were no preliminary project stage expenses incurred. The further development of the Platform is anticipated to continue through approximately December 31, 2022, when the Company expects to offer a limited number of products to its customers. The Company will capitalize all development costs until such time as these service offerings are made available. During the period from inception (November 30, 2021) through March 31, 2022, the Company capitalized development costs in the amount $641,011. These costs consisted of engineering fees and salaries.

For guidance regarding the accounting for the License, the Company looked to paragraphs 350-40-15-1 through 15-4C which states that such a license should be accounted for as the acquisition of an intangible asset and the incurrence of a liability. The intangible asset acquired shall be recognized and measure in accordance with paragraphs 350-30-25-1 and 350-30-30-1, respectively. The Company estimated that the Platform will exit the development stage on December 31, 2022, and capitalized the amount of license fees payable through that date. This resulted in an intangible asset in the amount of $110,000 and a related liability also in the amount of $110,000. Through March 31, 2022, the Company paid $20,000 of license fees, and the balance of the liability at March 31, 2022 is $90,000.

A summary of the Intangible Asset – Capitalized Software is in the following table:

	March 31, 2022
Engineering costs	$ 641,011
License	110,000
Total	$ 751,011

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	March 31, 2022
Trade accounts payable	$ 163,725
Accrued payroll	56,043
Total	$ 219,768

7. Related Party Transactions

Aurox Trading Platform License

The Company licenses the Aurox Trading Platform from Aurox, LLC, a company controlled by the Founders for the amount of $10,000 per month. The license is personal, worldwide, perpetual, irrevocable, non-exclusive, and non-transferable.

8. Stockholders' Equity

Common stock

The Company has authorized 90,000,000 shares of common stock, $0.01 par value. At March 31, 2022, the Company had 10,000,000 shares of common stock issued and outstanding.

Common stock transactions during the period from inception through March 31, 2022

The initial capitalization of the Company consisted of 999 shares of common stock granted to the Company's three founders. Effective December 30, 2021, the Company's Board of Directors approved a 10,010-for-1 stock split of the Company's common stock; this resulted in the issuance of an additional 9,998,991 shares of common stock. The Company also issued a total of ten shares in conjunction with the stock split to round the total number of shares outstanding to 10,000,000. In connection with the recapitalization, the Company debited retained earnings for $100,000. The effect of the stock split is presented on a retroactive basis throughout these financial statements.

From January 18, 2022 through March 22, 2022, the Company received cash in the amount of $4,825,000 from 25 investors pursuant to a private placement of 2,412,500 shares of common stock at a price of $2.00 per share. This amount is recorded as Common Stock Subscribed on the Company's balance sheet at March 31, 2022. The Company expects to complete the private placement and issue these shares during the first quarter of fiscal 2023.

Options

The Company expects to issue incentive stock options to key employees. The term of any such option agreements have not been finalized as of March 31, 2022.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred stock, par value $0.01. The Company has designated 10 shares of preferred stock as Series X. The Series X Preferred Stock shall be non-equity shares with a par value of $0.01 per share. Each holder of one share of the Series X Preferred Stock shall have the right to vote on all matters submitted for a vote to shareholders of the Company and shall have the right to vote to the extent of ten times the number of shares of common stock owned by the holder.

Preferred stock transactions during the period from inception through March 31, 2022

On December 27, 2021, the Company issued 1 share of Series X Preferred stock to each of its 3 founders. At March 31, 2022, there are 3 shares of Series X Preferred stock issued and outstanding.

9. Income Taxes

Deferred income tax assets result primarily from an accumulation of net operating loss carryforwards for income tax purposes with a valuation allowance applied against the carryforwards for book purposes. These net operating losses will expire in various years through 2037.

The provision (benefit) for income taxes for the period from inception (November 30, 2021) to March 31, 2022 consist of the following:

	March 31, 2022
Current	$ -
Deferred	-
Total	$ -

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable statutory income tax rate of 21.0% for the period from inception (November 30, 2021) to March 31, 2022 to the loss before taxes as a result of the following differences:

	March 31, 2022
Loss before income taxes	$ (473,423)
Statutory tax rate	21.0%
Total benefit at statutory rate	(99,419)
Changes in valuation allowance	99,419
Income tax expense	$ -

The Company's lone deferred tax asset is the March 31, 2022 net operating loss which will be carried forward for income tax purposes. A full valuation allowance has been applied against the asset for financial statement purposes.

10. Commitments and contingencies

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31 2022, the Company has no material commitments or contingencies.

11. Subsequent events

Sale of common stock

In April 2022, the Company received cash proceeds of $175,000 for the sale of 87,500 shares of common stock at a price of $2.00 per share.

Exhibit C

Intermediary Page

https://www.tzero.com/issuance/asset/42294

Exhibit D

Video Transcript

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EXHIBIT E

INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS INTELLECTUAL PROPERTY LICENSE AGREEMENT (this "Agreement") is entered into as of 01/06/2022 (the "Effective Date") by and among **Aurox, LLC,** a Wyoming limited liability company ("Aurox"), and **Aurox Holdings Inc.,** a Nevada corporation ("Aurox Holdings"). Capitalized terms used in this Agreement and not otherwise defined will have the meanings ascribed to such terms in Article 1 of this Agreement. Aurox and Aurox Holdings may be referred to herein each as a "Party" and collectively as the "Parties".

WHEREAS, Aurox is engaged in the research, development and implementation of certain software and related technology (the "Aurox Technology") which may be utilized in in connection with the operation of a cryptocurrency exchange; and

WHEREAS, Aurox Holdings is engaged in the development, implementation and operation of a cryptocurrency exchange based in the State of Nevada but for use by the general public in various jurisdictions; and

WHEREAS, Aurox Holdings desires to receive and Aurox is willing to grant to Aurox Holdings certain rights to the Aurox Technology retained and owned by Aurox on or after the Effective Date,

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

1. DEFINITIONS

1.1   "Affiliate" of any specified Person means any other Person directly or indirectly "controlling," "controlled by," or "under common control with" (within the meaning of the Securities Act), such specified Person.

1.2   "Aurox Group" means Aurox and each Person that is an Affiliate of Aurox immediately after the Effective Date, and each other Person that becomes an Affiliate of Aurox after the Effective Date.

1.3   "Aurox Patent" means all Patents (including reissues and reexaminations thereof), filed for or issued anywhere in the world, that are owned or controlled by any member of the Aurox Group and issued on, or claiming priority from, an application filed anywhere in the world prior to the one (1) year anniversary of the Effective Date with respect to which and to the extent that any member of the Aurox Group has a right, as of the Effective Date or thereafter, to grant the licenses and related rights granted in this Agreement without the payment of royalties or other consideration to third Persons, except for payments to third Persons: (a) for inventions made by said third Persons while engaged by any member of the Aurox Group or any Affiliate of Aurox; and (b) as consideration for the acquisition of such Patents.

1.4   "<u>Aurox Technology</u>" means any and all portions of Corporation Technology that were or are in the future developed by or for, or otherwise acquired by Aurox, including

(a) all proprietary Technology, including but not limited to Hardware and Software, developed by Aurox;

(b) all Technology heretofore or hereafter assigned to Aurox Holdings by Aurox; and

(c) all Technology licensed to or on behalf of Aurox from third parties and incorporated into the Corporation Technology.

1.5   "<u>Change of Control</u>" means the acquisition of at least fifty percent (50%) of the outstanding voting power of a party to this Agreement by another Person by means of any transaction or series of related transactions including, without limitation, any reorganization, merger, consolidation or tender offer, except where such party's shareholders of record as constituted immediately prior to such transaction will, immediately after such transaction together hold at least fifty percent (50%) of the outstanding voting power of the surviving or acquiring Person in such transaction. Notwithstanding the foregoing or anything in this Agreement to the contrary, neither the IPO nor distribution will constitute a Change of Control for purposes of this Agreement.

1.6   "<u>Confidential Information</u>" has the meaning set forth in Section 7.1.

1.7   "<u>Copyrights</u>" means: (a) any rights in original works of authorship fixed in any tangible medium of expression as set forth in the United States Copyright Act, 17 U.S.C. § 101 *et. seq.;* (b) all registrations and applications to register the foregoing anywhere in the world; (c) all foreign counterparts and analogous rights anywhere in the world; and (d) all rights in and to any of the foregoing.

1.8   "<u>Corporation Technology</u>" means any and all Technology that exists as of the Effective Date and that, immediately prior to the Effective Date, was owned by Aurox or any of its Affiliates, including any of its business units and divisions. The term includes any and all Technology owned or controlled by any Aurox Affiliate under which Aurox has the right to grant any of the licenses and rights of the type and on the terms granted in this Agreement.

1.9   "<u>Cryptocurrency</u>" or "<u>Cryptocurrencies</u>" shall include all virtual financial assets as defined by the laws and regulations of the Country of the United States of America, including but not limited to security tokens, utility tokens and digital currencies.

1.10   "<u>Damages</u>" means all losses, claims, demands, damages, Liabilities, judgments, dues, penalties, assessments, fines (civil, criminal or administrative), costs, liens, forfeitures, settlements, fees or expenses (including reasonable attorneys' fees and expenses and any other expenses reasonably incurred in connection with investigating, prosecuting or defending a claim or Action), of any nature or kind, whether or not the same would properly be reflected on a balance sheet.

1.11   "<u>Derivative(s)</u>" means: (a) for copyrightable or copyrighted material, any translation (including translation into other computer languages), port, modification, correction, addition, extension, upgrade, improvement, compilation, abridgment or other form in which an existing work may be recast, transformed or adapted or which would otherwise constitute a derivative work under the United States Copyright Act; (b) for patentable or patented material, any improvement thereon; and (c) for material which is protected by trade secret law, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret law.

1.12   "IPO" shall mean initial public offering of the securities of Aurox and/or any Affiliate thereof.

1.13   "IPO Effective Date" means the date on which an IPO is consummated.

1.14   "Licensed Technology" means Licensed Aurox Technology.

1.15   "Hardware" means all tools, machinery, and other durable equipment.

1.16   "Non-Patent Intellectual Property Rights" means all rights in Copyrights, Technology and other intangible property anywhere in the world, and all registrations and applications relating to any of the foregoing and analogous rights thereto anywhere in the world, other than rights in Patents and Trademarks.

1.17   "Patents" means: (a) patents and patent applications, worldwide, including all divisions, continuations, continuing prosecution applications, continuations in part, reissues, renewals, reexaminations, and extensions thereof and any counterparts worldwide claiming priority therefrom; utility models, design patents, patents of importation/confirmation, and certificates of invention and like statutory rights; and (b) all right in and to any of the foregoing.

1.18   "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency, or political subdivision thereof. As used in this Agreement, the term "third Person(s)" means a Person that is neither a party to this Agreement nor an Affiliate of a party to this Agreement.

1.19   "Software" means computer programs and systems, whether embodied in software, firmware or otherwise, including, software compilations, software implementations of algorithms, software tool sets, compilers, and software models and methodologies (regardless of the stage of development or completion) including any and all: (a) media on which any of the foregoing is recorded; (b) forms in which any of the foregoing is embodied (whether in source code, object code, executable code or human readable form); and (c) translation, ported versions and modifications of any of the foregoing.

1.20   "Technology" means any and all technical information as provided on Schedule A attached hereto.

1.21   "Trademarks" means: (a) trademarks, service marks, logos, trade dress and trade names, and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise); (b) all registrations and applications to register the foregoing anywhere in the world; (c) all goodwill associated therewith; and (d) all rights in and to any of the foregoing.

2.   TECHNOLOGY ACCESS AND KNOWLEDGE TRANSFER

2.1   <u>Assignment of Corporation Technology</u>. Effective as of the date hereof, Aurox hereby grants to Aurox Holdings the exclusive right to use, develop and implement all Corporation Technology, including the right to file in Aurox Holdings' own name for Copyrights, Patents and Trademarks for such Corporation Technology, as Aurox Holdings in its discretion shall deem appropriate. If such Corporation Technology is held by virtue of a license agreement with a third Person, the foregoing grant will apply only to the extent of rights held by Aurox under such license agreement(s).

2.2   <u>Export Control</u>. Each party agrees it and each member of its Group will comply with all applicable import and export laws, rules and regulations with respect to the transfer of any Technology provided to it under this Agreement. Without limiting the generality of the foregoing, each party acknowledges and agrees that such Technology is subject to export controls under the laws and regulations of the United States, including the Export Administration Regulations, 15 C.F.R. Parts 730-774. Each party and the members of its Group will comply strictly with all such United States export controls, and shall not export, re-export, transfer, divert or disclose any Technology provided hereunder, or any direct product thereof, to any destination, end-use or end-user that is prohibited or restricted under such United States export control laws and regulations, except as specifically authorized by the Department of Commerce. If requested by either party, the other party and any other member of such party's Group agrees to sign written assurances and other export-related documents as may be required for such party or each member of its Group to comply with U.S. export regulations. This <u>Section 2.2</u> will survive termination of this Agreement for any reason whatsoever.

3.   TECHNOLOGY LICENSE TERMS

3.1   <u>Licensed Aurox Technology Grant</u>. Subject to the restrictions specified in this <u>Section 3.1</u>, Aurox hereby grants to Aurox Holdings a personal, worldwide, perpetual, irrevocable, non-exclusive, non-transferable, right and license to use any Licensed Aurox Technology for any businesses in which Aurox Holdings is now or hereafter engaged, and to: (a) create Derivatives of the Licensed Aurox Technology; and (b) use, reproduce, distribute, perform and display the Licensed Aurox Technology and Derivatives (made pursuant to subsection (a) above) of the Licensed Aurox Technology. Except as expressly set forth in <u>Section 3.3</u> (Procurement Rights), no right is granted hereunder to Aurox Holdings to sublicense or disclose any of the Licensed Aurox Technology to any third Person, other than the sublicensing of Software in object code form in connection with the sale of Aurox Holdings' products or services.

3.2   <u>License Fee</u>. Unless and until the foregoing right and license is terminated as provided herein, Aurox Holdings shall pay to Aurox a license fee (the "License Fee") of $120,000 per annum, payable in advance in equal monthly installments. Failure to pay the License Fee within thirty (30) days of the due date thereof shall constitute a material breach of this Agreement.

3.3   Procurement Rights.

(a) Subject to the restrictions in this <u>Article 3</u>, and without limiting its other rights hereunder, Aurox Holdings may sublicense and disclose to any of its suppliers, prospective suppliers or third Person joint developers (under appropriate joint development agreements) the Licensed Technology of the other party solely to the extent reasonably necessary for the procurement by such party of components, subsystems, sub-assemblies, products and/or services of the businesses of such party. Such disclosure and/or license may only be made for a bona fide business purpose for the benefit of Aurox Holdings.

(b) Aurox Holdings agrees that it will not make any portion of Licensed Technology of the other party available to any such supplier, prospective supplier, or joint developer except under terms and conditions (including confidentiality, use and disclosure restrictions) normally used by such party to protect its own intellectual property and proprietary information of a similar nature.

(c) The rights granted hereunder to Aurox Holdings under this Section 3.3 or otherwise under this Agreement, may not be exercised in a manner such that the exercise of such party's procurement rights is a sham to affect the licensing of the Licensed Technology of the other party or any portion thereof, to a third Person and not for bona fide business purposes of Aurox Holdings.

(d) Aurox Holdings agrees that prior to the disclosure of any portion of Licensed Technology of the other party under this Section 3.3, it shall expunge all extraneous proprietary information of Aurox.

(e) Nothing in this Section 3.3 will be construed to obligate Aurox to transfer or provide technical assistance to third Persons with respect to the Technology that it has licensed under this Agreement.

3.4   Assignment of Technology Licenses. The license granted to Aurox Holdings under Section 3.2 are assignable by Aurox Holdings only to the acquirer of all or substantially all of the assets of its business, and provided that: (a) all such licenses are assigned together (i.e., concurrently and to the same assignee); (b) the assignee expressly assumes in writing acceptable to Aurox all obligations and limitations under this Agreement with respect to such licenses; and (c) such assigned licenses may be exercised by the assignee only in connection with (i) the operation of the business and assets of Aurox Holdings so sold or disposed of, and (ii) with the authorization or approval of any governmental authority as then may be required. Subject to the foregoing, the Technology rights and licenses granted above shall continue in accordance their terms with respect to the assignee as further set forth in Section 9.2(c). Any assignment or attempted assignment in violation of the foregoing will be null and void.

4.   PATENT, TRADEMARK OR COPYRIGHTED TECHNOLOGIES

4.1   Assignment of Rights to Aurox Holdings. Aurox hereby assigns any and all patent, trademark or copyright rights to the Corporation Technology to Aurox Holdings.

4.2   Use of Protected Materials. Any US or international patent, trademark or copyright which now or hereafter may be granted to Aurox with respect to the Aurox Technology is hereby licensed to Aurox Holdings and made subject to this Agreement, without the necessity of further consideration or agreement between Aurox and Aurox Holdings. Further assignment or sublicense of any such patent, trademark or copyright is subject to the restrictions set forth in Section 3.4

hereof. Any assignment or attempted assignment of any such patent, trademark or copyright in violation of Section 3.4 will be null and void.

5. RETENTION, MAINTENANCE AND DEFENSE OF RIGHTS

5.1   Retained Rights. Aurox grants no license (or makes any covenant not to assert) other than as expressly set forth in Article 3 and Article 4. Subject only to such licenses and covenants, Aurox retains all right, title and interest (including all Patents and Non-Patent Intellectual Property Rights), in and to its Technology, Patents and Non-Patent Intellectual Property Rights. Without limiting the foregoing, Aurox will have the sole right (but not the obligation) to file for, prosecute and maintain any applications, registrations or recordation thereof and to bring any action to enforce or otherwise seek to abate any infringement thereof.

5.2   No Representations or Warranties.

AUROX HOLDINGS ACKNOWLEDGES AND AGREES THAT: (i) AUROX DOES NOT MAKE IN THIS AGREEMENT (OR ANY OTHER AGREEMENT OR OTHERWISE) ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AS TO THE CONDITION, QUALITY, MERCHANTABILITY OR FITNESS OF ANY LICENSED INTELLECTUAL PROPERTY OR LICENSED AUROX TECHNOLOGY; (ii) ALL SUCH LICENSED INTELLECTUAL PROPERTY OR LICENSED AUROX TECHNOLOGY SHALL BE LICENSED ON AN "AS IS," "WHERE IS" BASIS; AND (iii) AUROX HOLDINGS SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT ANY LICENSE SHALL PROVE TO BE INSUFFICIENT TO VEST IN IT THE RIGHTS AND LICENSES PURPORTED TO BE GRANTED HEREUNDER.

5.3   Aurox Holdings Indemnification.

(a) *Obligation to Defend* – Subject to the limitations and exclusions stated below, Aurox Holdings will defend, at its own expense, any Claim against Aurox, and will indemnify and hold Aurox harmless from all Damages awarded in the Suit or resulting from settlement of the Suit or any Claim. "Suit" means a lawsuit based on a Claim. For purposes of this Section, "Claim" means a claim that a product or service furnished by Aurox Holdings to a third Person on or after the Effective Date infringes a Patent or Non-Patent Intellectual Property Right anywhere in the world.

(b) *Indemnification Procedure* – In connection with any Claim or Suit, Aurox Holdings shall:

(i)   promptly notify Aurox in writing as soon as reasonably practicable after Aurox Holdings first becomes aware of the Claim, and

(ii)   give Aurox sole control of the Claim and all requested assistance for resolving the Claim or defending the Suit.

Aurox will not be liable for the settlement of a Claim made without Aurox's prior written consent unless Aurox breaches its duty to defend hereunder. If any suit against Aurox Holdings involves a Claim as well as other claims against Aurox, Aurox Holdings shall nonetheless be fully responsible for defending, indemnifying and holding Aurox harmless from the Claim(s), and shall provide reasonable cooperation to Aurox's counsel with respect to the other claims asserted in such suit.

(c) *Exclusions —* Aurox Holdings will have no obligation to defend, indemnify or hold Aurox harmless to the extent:

(i)   Aurox or any third Person has altered the Aurox Technology, and the alleged infringement would not have occurred but for this alteration; or

(ii)   Aurox or any third Person has combined the Aurox Technology with any other products or elements not furnished by Aurox Holdings, and the alleged infringement would not have occurred but for this combination.

(d) Remedies – If the use or permitted resale of any Aurox Technology is enjoined as a result of a Suit or in Aurox's reasonable belief is likely to be enjoined, Aurox, at Aurox's option, and at no expense to Aurox Holdings, will: (i) obtain for Aurox Holdings the right to use the Aurox Technology; (ii) modify the Aurox Technology to make it non-infringing without degrading it, or (iii) substitute an equivalent non-infringing product(s) reasonably acceptable to Aurox Holdings and extend this indemnity to that product(s).

(e) Limitations on Payable Damages – Aurox Holdings' total liability for damages under this Section 5.3, with respect to any Suit or Claim with respect to Aurox Technology will not exceed fifty percent (50%) of the net license fees to Aurox of the applicable Aurox Technology (as recorded in Aurox Holdings' audited financial statements) for the period of the alleged infringement, plus attorneys' fees and costs related to such Claim.

(f) ENTIRE LIABILITY – THIS SECTION CONTAINS (I) AUROX HOLDINGS' ENTIRE LIABILITY AND ALL OBLIGATIONS RELATED TO INTELLECTUAL PROPERTY INFRINGEMENT OR MISAPPROPRIATION FOR AUROX HOLDINGS INDEMNIFIED PRODUCTS, AND (II) AUROX'S EXCLUSIVE REMEDIES AGAINST AUROX HOLDINGS FOR INTELLECTUAL PROPERTY INFRINGEMENT OR MISAPPROPRIATION OF AUROX TECHNOLOGY. THESE REMEDIES ARE PROVIDED IN LIEU OF ALL WARRANTIES, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, THE WARRANTY AGAINST INFRINGEMENT SPECIFIED IN THE UNIFORM COMMERCIAL CODE.

(g) WITHOUT LIMITATION OF AUROX'S OBLIGATIONS UNDER THIS SECTION 5.3 WITH REGARD TO THIRD PARTY CLAIMS AGAINST AUROX, IN NO EVENT WILL AUROX HOLDINGS OR ANY OF ITS AFFILIATES BE LIABLE FOR ANY OTHER SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS OF AUROX OR ITS AFFILIATES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, IN CONNECTION WITH ANY CLAIMS, LOSSES, DAMAGES OR INJURIES UNDER THIS SECTION 5.3.

6.   (RESERVED)

7.   CONFIDENTIALITY

7.1   <u>Confidential Information</u>. Each party (the "<u>Receiving Party</u>") expressly acknowledges that in connection with this Agreement the other party (the "<u>Disclosing Party</u>") has disclosed or may disclose or make available information and material relating to the Disclosing Party's business or Technology which is confidential or proprietary in nature (including, without limitation, information that embodies or relates to Technology, any other technical, business, financial, customer information, product development plans, supplier information, forecasts, strategies and other confidential information) which to the extent disclosed to the Receiving Party is hereinafter referred to as "<u>Confidential Information</u>" of the Disclosing Party provided such information: (a) is reasonably construed as confidential in nature or (if in writing) is marked "CONFIDENTIAL" or with words of similar effect; and (b) is not generally available to the public when so disclosed.

7.2   <u>Treatment of Confidential Information</u>. The Receiving Party will: (a) take commercially reasonable precautions to protect such Confidential Information consistent with all precautions the Receiving Party usually employs with respect to its own comparable confidential materials; (b) except as expressly provided in this Agreement, not disclose any such Confidential Information to any third Person, except under terms and conditions (including confidentiality, use, and disclosure restrictions) normally used by the Receiving Party to protect its own confidential or proprietary information of a similar nature; and (c) not use or disclose such Confidential Information except as necessary to exercise its rights and perform its obligations under this Agreement in accordance with any applicable restrictions or obligations with respect thereto. Subject to the limitations and requirements set forth in this <u>Article 7</u> and elsewhere in this Agreement (including, without limitation <u>Section 3.3</u>), the Receiving Party may disclose Technology of the Disclosing Party to a customer, supplier, prospective supplier or third Person joint developer of the Receiving Party.

7.3   <u>Exclusions</u>. Without granting any right or license, the Disclosing Party agrees that <u>Section 7.2</u> will not apply with respect to any information that the Receiving Party can document: (a) is or becomes generally available to the public through no improper action or inaction by the Receiving Party or any of its Affiliates, agents, consultants or employees; or (b) was properly in the Receiving Party's possession or known by it prior to receipt from the Disclosing Party; or (c) was rightfully disclosed to the Receiving Party by a third Person provided the Receiving Party complies with restrictions imposed by the third Person. The Receiving Party, with prior written notice to the Disclosing Party, may disclose such Confidential Information to the minimum extent possible that is required to be disclosed to a governmental entity or agency, or pursuant to the lawful requirement or request of a governmental entity or agency, provided that reasonable measures are taken to guard against further disclosure (including without limitation, seeking appropriate confidential treatment or a protective order, or assisting the Disclosing Party to do so) and has allowed the Disclosing Party to participate in any proceeding that requires the disclosure.

8.   NO FURTHER CONSIDERATION

Except as expressly set forth in <u>Section 3.2</u> hereof, no payments or royalties will be due from or to any party under this Agreement.

9.   TERMINATION

9.1   <u>Group Member Termination</u>. If a Person ceases to be an Affiliate of a party (i.e., ceases to be a member of such party's Group), then notwithstanding anything in this Agreement to the contrary: (a) all rights and license granted with respect to such Person under this Agreement will automatically terminate on the date such Person ceases to be an Affiliate (except, however, as to products or services already sold by such Person as of such date); (b) all of the licenses and rights granted by such Person with respect to the other parties hereunder with respect to Patents of such Person for which applications were filed prior to the date such Person ceases to be an Affiliate will not be affected by such cessation; and (c) such Person's obligations under <u>Section 2.2</u> (Export Control) and <u>Article 7</u> (Confidentiality) will survive, together with all other obligations under this Agreement that arose prior to the date such Person ceases to be an Affiliate.

9.2   Corporate Change.

(a) In the event that either party (the "<u>Acquiring Party</u>") hereto acquires any Person, then all Patent licenses and Patent-related rights granted to the Acquiring Party hereunder: (i) may be sublicensed to the acquired Person subject to the terms of this Agreement, if such Person is not merged into the Acquiring Party; or (ii) may be extended to all products and services of the business previously operated by the acquired Person, if such Person is merged into the Acquiring Party.

(b) Notwithstanding the foregoing, in the event of a Change of Control of a party, the Technology licenses granted hereunder will continue in accordance with the terms thereof.

9.3   <u>Material Breach</u>. No party may unilaterally terminate this Agreement, or any licenses granted hereunder, for a material breach of this Agreement by another party, provided, however, that each party will retain any remedies for such breach that it may be entitled to in a court of law or equity.

10.   MISCELLANEOUS

10.1   <u>Governing Law and Venue</u>. This Agreement shall be construed and enforced in accordance with the laws of the state of Nevada. The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in the State of Texas, or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act as arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

10.2   <u>Notices</u>. Each party giving any notice required or permitted under this Agreement will give the notice in writing and use one of the following methods of delivery to the party to be notified, at the address set forth below or another address of which the sending party has been notified in accordance with this <u>Section 10.4</u> (Notices): (a) personal delivery; (b) facsimile or telecopy transmission with a reasonable method of confirming transmission; (c) commercial overnight courier with a reasonable method of confirming delivery; (d) prepaid, United States of America certified or registered mail, return receipt requested; or (e) electronic mail delivery acknowledged by the recipient. Notice to a party is effective for purposes of this Agreement only if given as provided in this Section and will be deemed given on the date that the intended addressee actually receives the notice.

If to Aurox, LLC	If to Aurox Holdings Inc.
Aurox, LLC	Aurox Holdings Inc.
800 New Hope Rd.	800 New Hope Rd.
Cross Roads, TX 76227	Cross Roads, TX 76227
Attn: Giorgi Khazaradze, Manager	Attn: Giorgi Khazaradze, President

10.3   Binding Effect and Assignment. This Agreement binds and benefits the parties and their respective successors and assigns, except that neither party may assign any of its rights or delegate any of its obligations under this Agreement without the written consent of the other party which consent may be withheld in its sole and absolute discretion and any assignment or attempted assignment in violation of the foregoing will be null and void. Notwithstanding the preceding sentence, Aurox may assign this Agreement in connection with a merger transaction in which Aurox is not the surviving entity or the sale of all or substantially all of its assets.

10.4   Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement will remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

10.5   Entire Agreement. This Agreement constitutes the final agreement between the parties, and is the complete and exclusive statement of the parties' agreement on the matters contained herein and therein. All prior and contemporaneous negotiations and agreements between the parties with respect to the matters contained in this Agreement are superseded by this Agreement.

10.6   Counterparts. The parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the party that signed it, and all of which together constitute one agreement. The signatures of both parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending party's signature is as effective as signing and delivering the counterpart in person.

10.7   Expenses. Except as otherwise provided in this Agreement, all costs, fees and expenses of either party in connection with the transactions contemplated by this Agreement will be paid by the party that incurs such costs and expenses.

10.8   Amendment. The parties may amend this Agreement only by a written agreement signed by each party to be bound by the amendment and that identifies itself as an amendment to this Agreement.

10.9   Waiver. The parties may waive a provision of this Agreement only by a writing signed by the party intended to be bound by the waiver. A party is not prevented from enforcing any right, remedy or condition in the party's favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a party's rights and remedies in this Agreement is not intended to be exclusive, and a party's rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

10.10   Authority. Each of the parties hereto represents to the other that: (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it and its Affiliates in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general equity principles.

10.11   Construction of Agreement.

(a) Where this Agreement states that a party "will" or "shall" perform in some manner or otherwise act or omit to act, it means that the party is legally obligated to do so in accordance with this Agreement.

(b) The captions, titles and headings, and table of contents, included in this Agreement are for convenience only, and do not affect this Agreement's construction or interpretation. When a reference is made in this Agreement to an Article or a Section, exhibit or schedule, such reference will be to an Article or Section of, or an exhibit or schedule to, this Agreement unless otherwise indicated.

(c) This Agreement is for the sole benefit of the parties and does not, and is not intended to, confer any rights or remedies in favor of any Person (including any employee or equity holder of a party) other than the parties signing this Agreement.

(d) The words "including," "includes," or "include" are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as "without limitation" or "but not limited to" are used in each instance.

(e) Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

(f) Unless otherwise expressly specified, all references in this Agreement or any Ancillary Agreement to "dollars" or "$" means United States Dollars. If any payment required to be made hereunder is denominated in a currency other than United States Dollars, such payment will be made in United States Dollars.

(g) Any reference in this Agreement to a "<u>member</u>" of a Group means a party to this Agreement or another Person referred to in the definition of Aurox Group.

Signature Page to Follow

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer on the day and year first above written.

AUROX, LLC

By: /s/ Giorgi Khazaradze

Name: Giorgi Khazaradze

Title: CEO

By: /s/ Taras Motsnyy

Name: Taras Motsnyy

Title: Partner/Co-Founder

By: /s/ Ziga Naglic

Name: Ziga Naglic

Title: Partner/Co-Founder

AUROX HOLDINGS INC.

By: /s/ Giorgi Khazaradze

Name: Giorgi Khazaradze

Title: CEO

Schedule A
Corporation Technology

Software, specifications, drawings, records, documentation, works of authorship or other creative works, ideas, knowledge, know-how, trade secrets, invention disclosures or other data including works subject to Copyrights and specifically including the following:

- The entirety of the Aurox Terminal. Including but not limited to proprietary indicators, backend data services, and artificial intelligence algorithms.

- Aurox website, and social media accounts (LinkedIn, Twitter, Facebook, Telegram, Discord, etc..)

- Aurox user emails, and other user data.

- Aurox traffic and analytics information.

- Aurox Mobile application

- Aurox DeFi smart contracts for Aurox Trade and Aurox Lend

- Promotional materials and marketing files.

Exhibit F

Token License Agreement

This Token License Agreement (this "**Agreement**"), effective as of November **[__]**, 2022 (the "**Effective Date**"), is by and between SWT Development Limited, a Limited Liability Company incorporated in Masdar City, Abu Dhabi, United Arab Emirates ("**SWT**"), Mr. Ziga Naglic, an individual resident in Dubai, United Arab Emirates ("**Mr. Naglic,**" and together with SWT, the "**Licensor Parties**") and Aurox Holdings, Inc., a Nevada Corporation ("**Aurox**" or the "**Licensee**"). SWT, Mr. Naglic and Licensee may be referred to herein collectively as the "**Parties**" or each individually as a "**Party**."

WHEREAS, SWT is wholly-owned and controlled by Mr. Naglic, who also serves as SWT's sole director; and

WHEREAS, Mr. Naglic also serves as the Co-Founder, Chief Technology Officer, Secretary and Director of Aurox; and

WHEREAS, Licensor Parties own all legal rights and benefits to the Aurox Token, SURUS (the "**Aurox Token**"), by virtue of having control over the wallet Private Keys and the Token Assets (both as defined below); and

WHEREAS, Licensee wishes to obtain from Licensor Parties, and Licensor Parties wish to provide to Licensee, a license to the Aurox Token, Private Keys and Token Intellectual Property (as defined below) (the "**License**") for use of the Aurox Token as a Utility Token within the Aurox Ecosystem, both as defined below, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   Definitions.

(a)   "**Applications**" means any applications developed by Licensee to interact with the Aurox Token within the Aurox Ecosystem.

(b)   "**Aurox Ecosystem**" means the suite of products, offerings and services provided by Aurox at present and in the future.

(c)   "**Private Keys**" means the secret numbers and related wallet addresses that control 10% of the supply for marketing and 15% of the aggregate supply of the Aurox Token.

(d)   "**Territory**" means the World.

(e)   "**Token Intellectual Assets**" means any and all technology, computer code, written documentation, data (broadly defined), licenses, knowledge, knowhow and all associated rights therewith, whether now known or developed at any time after the date hereof, with respect to, associated with or relating to the Aurox Token, whether arising under law, equity or industry practice, in any and all jurisdictions worldwide.

(f)   "**Token Intellectual Property**" means any and all intellectual property, whether now known or developed at any time after the date hereof, including but not limited to patents, trademarks or applications, pending, filed or contemplated in respect thereof, with respect to, associated with or relating to the Aurox Token, whether arising under law, equity or industry practice, in any and all jurisdictions worldwide.

(g)   "**Token Licensor Marks**" means Licensor's proprietary trademarks, trade names, branding, or logos made available for use in connection with the Aurox Token pursuant to this Agreement.

(h)   "**Token Licensor Offering**" means the Aurox Token, and all associated technology, software, hardware, products, services or offerings, whether now known or developed at any time after the date hereof, associated therewith, for avoidance of doubt defined broadly and with respect to all relevant jurisdictions worldwide, not constituting Token Intellectual Property or Token Intellectual Assets.

(i)   "**Token Assets**" means collectively the Private Keys, Token Intellectual Property, Token Intellectual Assets, Token Licensor Offering and Token Licensor Marks.

(j)   "**Utility Token**" means a digital asset serving a use case within a specific ecosystem.

2.   <u>License</u>.

(a)   <u>License Grant</u>. Subject to the terms and conditions set forth in this Agreement, the Licensor Parties hereby grant Licensee, its affiliates and assigns, a , non-revocable, exclusive, transferable, perpetual License in the Territory during the Term of the Agreement to: (i) use the Aurox Token and Token Assets for any lawful purpose including, but not limited to, within the Aurox Ecosystem to provide utility with regard to the Aurox Wallet and Aurox Terminal; (ii) permit users within the Aurox Ecosystem to use the Aurox Token in compliance with the guidelines established by the Licensee; (iii) display certain Licensor Marks in connection with the use of the Aurox Token and in connection with the advertising, promotion, distribution, and sale of Aurox products and services; and (iv) for any and all purposes deemed commercially necessary or beneficial by the Licensee.

(b)   <u>Licensor Restrictions</u>. Without limiting the foregoing and except as expressly set forth in this Agreement, the Licensor Parties shall not any time, and shall not permit others to, without the prior written consent of the Licensee: (i) disclose, transfer, sell, encumber or otherwise dispose of the Private Keys; (ii) establish an arrangement or otherwise enter into an agreement for the Aurox Token to be listed on an exchange other the KuCoin.com; (iii) modify or create derivative works of the Aurox Token or the Token Assets, in whole or in part; (iv) sell, sublicense, assign, distribute, transfer, or otherwise make available this License to the Aurox Token or the Token Assets; (v) reverse engineer, disassemble, decompile, decode, adapt, or otherwise attempt to derive or gain access to any software component of the Aurox Token or the Token Assets, in whole or in part; (vi) misuse the Aurox Token or the Token Assets in any manner or for any purpose that infringes, misappropriates, or otherwise violates any intellectual property right or other right of any person, or that violates any applicable law; or (vii) use the Aurox Token or the Token Assets in any attempt to replicate or attempt to replace the user experience of the Token Licensor Offering.

3.   Licensee Responsibilities.

(a)   Licensee shall comply with all terms and conditions of this Agreement, all applicable U.S. laws, rules, and regulations, and all guidelines, standards, and requirements. Licensee shall use its best efforts to monitor the use of the Aurox Token and the Token Assets by Licensee and its users for any activity that violates applicable U.S. laws, rules, and regulations or any terms and conditions of this Agreement, including any fraudulent, inappropriate, or potentially harmful behavior. Licensee is solely responsible for posting any required notices and obtaining any consents from Licensee's end users required under applicable U.S. laws, rules, and regulations for their use of the Aurox Token and the Token Assets.

(b)   Licensee will use commercially reasonable efforts to safeguard the Aurox Token and Token Assets (including all copies thereof) from infringement, misappropriation, theft, misuse, or unauthorized access. Licensee will promptly notify Licensor if Licensee becomes aware of any infringement of any intellectual property rights in the Token Assets and will fully cooperate with Licensor in any legal action taken by Licensor to enforce Licensor's intellectual property rights.

(c)   Licensee shall be responsible for the preparation, filing, prosecution, and maintenance of any patent or trademark filings made with the U.S. Patent and Trademark Office or other similar agency outside the U.S., with respect to which Licensee possesses exclusive rights pursuant to this Agreement and the Licensor Parties shall cooperate with Licensee with same as reasonably requested by Licensee.

(d)   Licensee shall be responsible for paying all maintenance and prosecution fees, costs, and expenses with respect to the Token Assets except to the extent any such fees, costs and expenses are reimbursed or otherwise paid by a Third Party licensee or sub-licensee.

(e)   Licensee shall have the right, but not the obligation, at its sole option and expense and for its sole benefit, and shall have the right to grant such right to a sub-licensee, to prosecute suits by reason of infringement or misappropriation of any of the Token Assets within the scope of the license granted to Licensee under this Agreement, and, if necessary, shall have the right to join Licensor Parties in any such suit as a formal party and receive Licensor Parties' cooperation with same, for which Licensor Parties shall bear its own costs, expenses, and legal fees.

4.   Fees and Mutual Consideration.

(a)   No Fee. During the Term, Licensee shall have no obligation to pay to Licensor or Mr. Naglic any fee, including any royalties, for Licensee's or Licensee's users' use of the Aurox Token or the Token Assets.

(b)   Employment Status. Licensor further acknowledges that Mr. Naglic's continued employment is not a condition and does not serve as consideration in respect of the Term or any other provision or aspect of this Agreement.

(c)   Taxes. All other amounts payable by Licensee under this Agreement are exclusive of taxes and similar assessments. Licensee is responsible for all sales, use, and excise taxes, and any other similar taxes, duties, and charges of any kind imposed by any federal, state, or local governmental or regulatory authority on any amounts payable by Licensee hereunder, other than any taxes imposed on Licensor's income.

5.   Confidential Information. From time to time during the Term, either Party may disclose or make available to the other Party information about its business affairs, products, confidential intellectual property, trade secrets, third-party confidential information, and other sensitive or proprietary information, whether orally or in written, electronic, or other form or media/in written or electronic form or media, whether or not marked, designated, or otherwise identified as "confidential" (collectively, "**Confidential Information**"). Confidential Information does not include information that, at the time of disclosure is: (a) in the public domain; (b) known to the receiving Party at the time of disclosure; (c) rightfully obtained by the receiving Party on a non-confidential basis from a third party; or (d) independently developed by the receiving Party. The receiving Party shall not disclose the disclosing Party's Confidential Information to any person or entity, except to the receiving Party's employees who have a need to know the Confidential Information for the receiving Party to exercise its rights or perform its obligations hereunder. Notwithstanding the foregoing, each Party may disclose Confidential Information to the limited extent required (i) in order to comply with the order of a court or other governmental body, or as otherwise necessary to comply with applicable law, provided that the Party making the disclosure pursuant to the order shall first have given written notice to the other Party and made a reasonable effort to obtain a protective order; or (ii) to establish a Party's rights under this Agreement, including to make required court filings. On the expiration or termination of the Agreement, the receiving Party shall promptly return to the disclosing Party all copies, whether in written, electronic, or other form or media, of the disclosing Party's Confidential Information, or destroy all such copies and certify in writing to the disclosing Party that such Confidential Information has been destroyed. Each Party's obligations of non-disclosure with regard to Confidential Information are effective as of the Effective Date and will expire five years from the date first disclosed to the receiving Party; provided, however, with respect to any Confidential Information that constitutes a trade secret (as determined under applicable law), such obligations of non-disclosure will survive

the termination or expiration of this Agreement for as long as such Confidential Information remains subject to trade secret protection under applicable law.

6. Representation and Warranties of Licensor and Naglic. The Licensor and Naglic, jointly and severally, represent and warrant that:

(a) the Aurox Token and the Token Assets identified on Exhibit A are all the crypto assets and intellectual property owned by the Licensor Parties that are necessary or useful for Licensee to use, make, offer to sell, sell, and otherwise use or dispose of the Aurox Token and the Token Assets in the Territory;

(b) they are the sole and exclusive owners of the entire right, title, and interest in and to the Token Assets;

(c) the execution and performance of Licensor's obligations under this Agreement do not conflict with, cause a default under, or violate any existing contractual obligation that may be owed by Licensor to any third party;

(d) the Licensor Parties have, and throughout the Term will retain, the right to grant the License granted to Licensee hereunder, and each has not granted, and is not under any obligation to grant, to any third party any License, lien, option, encumbrance, or other contingent or non-contingent right, title, or interest in or to the Aurox Token or the Token Assets that conflicts with the rights and Licenses granted to Licensee hereunder;

(e) Licensor has complied in all respects with all applicable laws in connection with the Token Assets including any disclosure requirements of any and all US and foreign governmental agencies, and has timely paid all filing and renewal fees payable with respect thereto; and

(f) there is no settled, pending, or threatened litigation, claim, or proceeding alleging that the Aurox Token or any Token Assets are invalid or unenforceable (including any infringement claim, interference, nullity, opposition, inter partes, or post-grant review or similar invalidity or patentability proceedings before the US Patent and Trademark Office or any foreign patent office), and each has no knowledge after reasonable investigation of any factual, legal, or other reasonable basis for any such litigation, claim, or proceeding.

7. Intellectual Property Ownership of the Parties. Licensee acknowledges that, as between Licensee and the Licensor Parties, (a) the Licensor Parties own all right, title, and interest, including all intellectual property rights, in and to the Aurox Token and the Token Assets, and (b) Licensee owns all right, title, and interest, including all intellectual property rights, in and to the Aurox Ecosystem and all aspects thereof.

8. Licensor Parties Authentication. The Licensor Parties agree to take all steps needed to provide to Licensee confirmation of: (i) possession of the address of the wallet which deployed the contract reflecting ownership of the Aurox Token; and (ii) the wallet addresses which hold the Aurox Tokens and the Aurox Tokens for marketing purposes. The Licensor Parties shall provide

to Licensee the cryptographic signatures needed to confirm and authenticate the possession of the addresses specified in sections 8(i) and (ii).

9. <u>Term and Termination</u>.

(a) <u>Term</u>. The term of this Agreement begins on the Effective Date and, unless terminated earlier pursuant to any of the Agreement's express provisions, will continue in effect for a period of thirty (30) years from such date (the "**Initial Term**") and shall automatically renew, in perpetuity, for further thirty (30) years terms until and unless terminated earlier pursuant to any of the Agreement's express provisions (the "**Term**")**.**

(b) <u>Termination</u>.

(i) Licensor may terminate or suspend this Agreement solely in the event of documented and ongoing violation of this Agreement by the Licensee or in the event of the Licensee's gross negligence or willful misconduct.

(ii) Licensee may terminate or suspend this Agreement, for good cause shown, by providing notice to Licensor.

(iii) Either Party may terminate this Agreement, effective on written notice to the other Party, if the other Party materially breaches this Agreement, and such breach: (A) is incapable of cure; or (B) being capable of cure, remains uncured thirty (30) days after the non-breaching Party provides the breaching Party with written notice of such breach.

(iv) Either Party may terminate this Agreement, effective immediately upon written notice to the other Party, if the other Party: (A) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (B) files, or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law; (C) makes or seeks to make a general assignment for the benefit of its creditors; or (D) applies for or has appointed a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

(c) <u>Effect of Expiration or Termination</u>. Upon expiration or termination of this Agreement for any reason all licenses and rights granted to Licensee under this Agreement will also terminate.

(d) <u>Survival</u>. Any terms that by their nature are intended to continue beyond the termination or expiration of this Agreement will survive termination.

10. <u>Purchase Option</u>. For the entire duration of the Term, solely at the Licensee's option, at a time of Licensee's choosing, the Licensee may purchase from the Licensor Parties all rights

and title to the Aurox Token and the Token Assets, whether existing as of the date of this Agreement or subsequently developed, for a sum of $10.00.

11.   Representation by Counsel. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel.

12.   Miscellaneous.

(a)   Entire Agreement. This Agreement, together with any other documents incorporated herein by reference and all related Exhibits, constitutes the sole and entire agreement of the Parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous understandings, agreements, and representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements made in the body of this Agreement, the related Exhibits, and any other documents incorporated herein by reference, the following order of precedence governs: (a) first, this Agreement, excluding its Exhibits; (b) second, the Exhibits to this Agreement as of the Effective Date; and (c) third, any other documents incorporated herein by reference.

(b)   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder (each, a "**Notice**") must be in writing and addressed to the Parties at the addresses set forth on the signature page of this Agreement (or to such other address that may be designated by the Party giving Notice from time to time in accordance with this Section). All Notices must be delivered by email (with confirmation of transmission), or certified or registered mail (in each case, return receipt requested, postage pre-paid). Except as otherwise provided in this Agreement, a Notice is effective only: (i) upon receipt by the receiving Party, and (ii) if the Party giving the Notice has complied with the requirements of this Section.

(c)   Amendment and Modification; Waiver. No amendment to or modification of this Agreement is effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, (i) no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof and (ii) no single or partial exercise of any right, remedy, power, or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

(d)   Severability. If any provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or =enforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(e)   Governing Law and Jurisdiction. This agreement is governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule that would require or permit the application of the laws of any jurisdiction other than those of the State of Nevada. Any legal suit, action, or proceeding arising out of or related to this Agreement or the licenses granted hereunder will be instituted exclusively in the federal courts of the United States or the courts of the State of Texas, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding.

(f)   Assignment. Licensee may not assign or transfer any of its rights or delegate any of its obligations hereunder, in each case whether voluntarily, involuntarily, by operation of law, or otherwise, without the prior written consent of Licensor, which consent shall not be unreasonably withheld, conditioned, or delayed. Any purported assignment, transfer, or delegation in violation of this Section is null and void. No assignment, transfer, or delegation will relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective permitted successors and assigns.

(g)   Equitable Relief. Each Party acknowledges and agrees that a breach or threatened breach by such Party of any of its obligations under 5 or, in the case of Licensee, Section 2(b), would cause the other Party irreparable harm for which monetary damages would not be an adequate remedy and agrees that, in the event of such breach or threatened breach, the other Party will be entitled to equitable relief, including a restraining order, an injunction, specific performance, and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies are not exclusive and are in addition to all other remedies that may be available at law, in equity, or otherwise.

(h)   Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

SWT Development Limited   Aurox Holdings, Inc.

By: /s/ Ziga Naglic   By: /s/ Giorgi Khazaradze

Name: Ziga Naglic   Name: Giorgi Khazaradze

Title: Director   Title: CEO

Address: VD — Ground Floor,   Address: 4514 Cole Avenue,

Accelerator Building,   Suite 600,

Masdar City,   Dallas,

Abu Dhabi,   Texas, 75205,

UAE   USA

Mr. Ziga Naglic, in his capacity as an individual

/s/ Ziga Naglic

Address: Circe 30, 4000 Kranj, Slovenia

Exhibit A